ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
August 15, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2005 (Consolidated), dated January 27, 2006;

2. 3rd Quarter FY March 2006 Financial Results dated January 27, 2006;

3. Quarterly Business Report for the Third Quarter of Fiscal Year 2005;

4. Press release dated January 27, 2006 and entitled "Revision of Dividend Forecasts Upward for the Fiscal Year Ended March 31, 2006";

5. Press release dated March 17, 2006 and entitled "Notice Concerning Modification of Organization and Changes in Corporate Vice Presidents";

6. Press release dated April 26, 2006 and entitled "Notice Concerning Change in Other Affiliated Company";

7. Annual Report Release for the Fiscal Year ended March 31, 2006 (Consolidated), dated April 27, 2006;

8. Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2006, dated April 27, 2006;

9. FY March 2006 Financial Results dated April 27, 2006;

10. Press release dated May 8, 2006 and entitled "Supplementary Explanation Regarding Forecast of Non-Consolidated Business Results for the Year Ending March 31, 2007";

11. Press release dated May 16, 2006 and entitled "Notice Concerning Modification of Organization and Changes in Corporate Vice President and Employee";

12. Press release dated May 16, 2006 and entitled "Notice Concerning Stock Options (Stock Acquisition Rights) to Directors";

13. Press release dated May 16, 2006 and entitled "Notice of Partial Amendment to the Articles of Incorporation";

14. Outline of Corporate Structure and Procedures with regards to Timely Disclosure (Document attached to Written Oath Regarding Timely Disclosure) dated May 31, 2006;

15. Notice of Convocation of the 41st Ordinary General Meeting of Shareholders dated June 5, 2006;

16. Notice of Resolutions of the 41st Ordinary General Meeting of Shareholders dated June 23, 2006;

17. Annual Business Report for Fiscal Year 2005;

18. Summary of Quarterly Business Report for the First Quarter ended June 30, 2006 (Consolidated), dated July 26, 2006;

19. 1st Quarter FY March 2007 Financial Results dated July 26, 2006;

20. Press release dated July 26, 2006 and entitled "Revision of Financial Results Forecast for the Fiscal Year Ended March 31, 2007";

21. Press release dated July 26, 2006 and entitled "Notice Concerning Modification of Organization and Relocation of Employees"; and

22. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

[Summary Translation]

Summary of Quarterly Business Report for the Third Quarter ended December 31, 2005 (Consolidated)

January 27, 2006

Nomura Research Institute, Ltd.

(Code Number: 4307
Tokyo Stock Exchange, First Section)

(URL http://www.nri.co.jp/)

Rep.: Akihisa Fujinuma
President, CEO & COO

Attn.: Hajime Ueda
Treasurer

Tel.: (045) 333-8100

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.

(2) Changes in the accounting method from the latest consolidated accounting year: Not applicable.

(3) Changes in application and object of consolidation and equity method: Not applicable.

2. Summary of Business Results (April 1, 2005 through December 31, 2005)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Nine Months)
Nine Months ended December 31, 2005	¥199,340 million (10.4%)	¥24,778 million (23.2%)	¥25,996 million (25.5%)	¥15,606 million (31.8%)
Nine Months ended December 31, 2004	¥180,621 million (7.6%)	¥20,118 million (6.3%)	¥20,716 million (7.0%)	¥11,843 million (-6.6%)
(For reference) Year ended March 31, 2005	¥252,963 million	¥30,159 million	¥30,987 million	¥16,303 million

	Net Profit per Share	Net Profit per Share (fully diluted)
Nine Months ended December 31, 2005	¥352.97	¥352.77
Nine Months ended December 31, 2004	¥263.18	¥263.17
(For reference) Year ended March 31, 2005	¥362.30	¥362.29

(Note)

The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable period of the prior year.

(For reference) **Results of Operations (Consolidated) for the Third Quarter (October 1, 2005 through December 31, 2005)**

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended December 31, 2005	¥66,837 million (2.1%)	¥8,318 million (6.7%)	¥8,612 million (10.6%)	¥5,235 million (5.5%)
Three Months ended December 31, 2004	¥65,454 million (20.1%)	¥7,799 million (14.5%)	¥7,790 million (12.6%)	¥4,960 million (3.6%)

	Net Profit per Share	Net Profit per Share (fully diluted)
Three Months ended December 31, 2005	¥122.31	¥122.16
Three Months ended December 31, 2004	¥110.25	–

(Note)

The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable period of the prior year.

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Nine Months ended December 31, 2005	¥293,017 million	¥207,173 million	70.7%	¥5,102.05
Nine Months ended December 31, 2004	¥305,839 million	¥229,759 million	75.1%	¥5,105.84
(For reference) Year ended March 31, 2005	¥317,341 million	¥231,766 million	73.0%	¥5,150.44

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Nine Months ended December 31, 2005	¥16,663 million	¥32,075 million	-¥54,247 million	¥33,342 million
Nine Months ended December 31, 2004	¥9,965 million	-¥69,088 million	-¥3,834 million	¥33,895 million
(For reference) Year ended March 31, 2005	¥27,569 million	-¥81,981 million	-¥3,928 million	¥38,677 million

3. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

The forecast of end of term dividend is revised to 90 yen per share, compared to the previous forecast (80 yen per share). Please also refer to the press release entitled "Revision of Dividend Forecasts Upward for the Fiscal Year Ended March 31, 2006" released today for further details.

There is no revision to the Forecast of Business Results for the Fiscal Year Ended March 31, 2006 other than the dividend forecast.

	Sales	Operating Profit	Current Profit	Net Profit	Annual Dividends per Share		
					Interim (Actual)	Year-end	
Annual	¥270,000 million	¥34,000 million	¥35,400 million	¥21,000 million	¥50.00	¥90.00	¥140.00

(Reference)
Estimated net profit per share (annual): 484.71 yen
* Estimated net profit per share is calculated using the estimated average number of outstanding shares for the period.

File No.82-34673

NRI

3rd Quarter FY March 2006
Financial Results

January 27, 2006

Nomura Research Institute, Ltd.

I. 3rd Quarter FY March 2006 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	3Q FY Mar.2005 Total (Apr.2004-Dec.2004)	Progress	3Q FY Mar.2006 Total (Apr.2005-Dec.2005)	Progress	YoY		FY March 2005
	Amount	(%)	Amount	(%)	Diff.	Change (%)	Amount
Sales	180,621	71.4	199,340	73.8	18,718	10.4	252,963
Operating Profit	20,118	66.7	24,778	72.9	4,660	23.2	30,159
Net Income	11,843	-	15,606	-	3,763	31.8	16,303
Operating Profit Margin	11.1%	-	12.4%	-	1.3P		11.9%
Earnings per Share	JPY263.18	-	JPY352.97	-	JPY89.79	JPY34.1	JPY362.30

[3rd Quarter]

	3Q FY Mar.2005 (Oct.2004-Dec.2004)	3Q FY Mar.2006 (Oct.2005-Dec.2005)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	65,454	66,837	1,383	2.1
Operating Profit	7,799	8,318	519	6.7
Net Income	4,960	5,235	274	5.5
Operating Profit Margin	11.9%	12.4%	0.5P	

<Reference>

[1st Quarter]

	1Q FY Mar.2005 (Apr.2004-Jun.2004)	1Q FY Mar.2006 (Apr.2005-Jun.2005)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	53,245	60,664	7,419	13.9
Operating Profit	5,338	6,267	928	17.4
Net Income	3,430	3,961	530	15.5
Operating Profit Margin	10.0%	10.3%	0.3P	

[2nd Quarter]

	2Q FY Mar.2005 (Jul.2004-Sep.2004)	2Q FY Mar.2006 (Jul.2005-Sep.2005)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	61,921	71,838	9,916	16.0
Operating Profit	6,980	10,192	3,212	46.0
Net Income	3,451	6,409	2,958	85.7
Operating Profit Margin	11.3%	14.2%	2.9P	

*Amounts of less than JPY million were rounded down.

(2)Sales by sector

(Unit: JPY million)

	3Q FY Mar.2005 Total Apr.2004-Dec.2004		3Q FY Mar.2006 Total Apr.2005-Dec.2005		YoY		FY March 2005	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Financial sector	103,484	57.3	119,486	59.9	16,001	15.5	149,864	59.2
Distribution sector	32,658	18.1	35,473	17.8	2,815	8.6	43,138	17.1
Other private sector	31,963	17.7	30,843	15.5	(1,120)	(3.5)	42,668	16.9
Public sector	12,514	6.9	13,536	6.8	1,021	8.2	17,291	6.8
Total	180,621	100.0	199,340	100.0	18,718	10.4	252,963	100.0
Nomura Securities Group	46,535	25.8	55,944	28.1	9,408	20.2	67,000	26.5
SEVEN & i Group	23,006	12.7	25,234	12.7	2,228	9.7	30,597	12.1

[3rd Quarter]

	3Q FY Mar.2005 Oct.2004-Dec.2004		3Q FY Mar.2006 Oct.2005-Dec.2005		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	40,542	61.9	40,200	60.1	(342)	(0.8)
Distribution sector	11,103	17.0	11,845	17.7	741	6.7
Other Private sector	9,694	14.8	9,611	14.4	(82)	(0.9)
Public sector	4,113	6.3	5,180	7.8	1,066	25.9
Total	65,454	100.0	66,837	100.0	1,383	2.1
Nomura Securities Group	17,651	27.0	19,556	29.3	1,904	10.8
SEVEN & i Group	8,737	13.3	8,226	12.3	(510)	(5.8)

*Amounts of less than JPY million were rounded down.

<Reference>

[1st Quarter]

	1Q FY Mar.2005 Apr.2004-Jun.2004		1Q FY Mar.2006 Apr.2005-Jun.2005		YoY	
	Amount	Share (%)	Amount	Amount	Diff	Change (%)
Financial sector	28,279	53.1	35,187	58.0	6,908	24.4
Distribution sector	10,627	20.0	11,195	18.5	567	5.3
Other private sector	10,478	19.7	10,653	17.6	175	1.7
Public sector	3,860	7.2	3,628	6.0	(231)	(6.0)
Total	53,245	100.0	60,664	100.0	7,419	13.9
Nomura Securities Group	13,088	24.6	14,630	24.1	1,541	11.8
SEVEN & i Group	6,891	12.9	8,344	13.8	1,452	21.1

[2nd Quarter]

	2Q FY Mar.2005 Jul.2004-Sep.2004		2Q FY Mar.2006 Jul.2005-Sep.2005		YoY	
	Amount	Share (%)	Amount	Amount	Diff	Change (%)
Financial sector	34,662	56.0	44,098	61.4	9,436	27.2
Distribution sector	10,927	17.6	12,433	17.3	1,506	13.8
Other private sector	11,791	19.0	10,579	14.7	(1,212)	(10.3)
Public sector	4,540	7.3	4,727	6.6	186	4.1
Total	61,921	100.0	71,838	100.0	9,916	16.0
Nomura Securities Group	15,795	25.5	21,757	30.3	5,962	37.7
SEVEN & i Group	7,376	11.9	8,663	12.1	1,287	17.4

*Amounts of less than JPY million were rounded down.

(3) Sales and Operating Profit by segment

System Solution Services

(Unit: JPY million)

	3Q FY Mar.2005 Total Apr.2004-Dec.2004		3Q FY Mar.2006 Total Apr.2005-Dec.2005		YoY		FY Mar.2005 Apr.2004 - Mar.2005	
	Amount	Share (%)	Amount	Share (%)	Amount	Share (%)	Amount	Share (%)
System Development & System Application Sales	62,343	34.5	74,824	37.5	12,481	20.0	89,386	35.3
System Management & Operations	71,941	39.8	77,572	38.9	5,631	7.8	97,559	38.6
Product Sales	17,378	9.6	14,886	7.5	(2,491)	(14.3)	26,284	10.4
Sales	151,663	84.0	167,283	83.9	15,620	10.3	213,230	84.3
Operating Profit	16,055		21,291		5,235	32.6	24,483	
Operating Profit Margin	10.6%		12.7%		2.1P		11.5%	

[3rd Quarter]

	3Q FY Mar.2005 Oct.2004-Dec.2004		3Q FY Mar.2006 Oct.2005-Dec.2005		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	25,012	38.2	25,405	38.0	392	1.6
System Management & Operations	23,675	36.2	26,397	39.5	2,722	11.5
Product Sales	6,964	10.6	4,265	6.4	(2,698)	(38.7)
Sales	55,652	85.0	56,068	83.9	416	0.7
Operating Profit	6,343		7,035		691	10.9
Operating Profit Margin	11.4%		12.5%		1.1P	

*Amounts of less than JPY million were rounded down.

<Reference>

[1st Quarter]

	1Q FY Mar.2005 Apr.2004-Jun.2004		1Q FY Mar.2006 Apr.2005-Jun.2005		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	16,213	30.4	22,644	37.3	6,431	39.7
System Management & Operations	24,015	45.1	25,007	41.2	992	4.1
Product Sales	4,157	7.8	3,190	5.3	(967)	(23.3)
Sales	44,386	83.4	50,842	83.8	6,456	14.5
Operating Profit	4,504		5,665		1,160	25.8
Operating Profit Margin	10.1%		11.1%		1.0P	

[2nd Quarter]

	2Q FY Mar.2005 Jul.2004-Sep.2004		2Q FY Mar.2006 Jul.2005-Sep.2005		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	21,117	34.1	26,774	37.3	5,657	26.8
System Management & Operations	24,251	39.2	26,168	36.4	1,916	7.9
Product Sales	6,255	10.1	7,429	10.3	1,174	18.8
Sales	51,624	83.4	60,372	84.0	8,748	16.9
Operating Profit	5,207		8,590		3,382	65.0
Operating Profit Margin	10.1%		14.2%		4.1P	

*Amounts of less than JPY million were rounded down.

Consulting & Knowledge Services

(Unit: JPY million)

	3Q FY Mar.2005 Total Apr.2004 - Dec.2004		3Q FY Mar.2006 Total Apr.2005 - Dec.2005		YoY		FY Mar.2005 Apr.2004 - Mar.2005	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Sales	28,958	16.0	32,056	16.1	3,098	10.7	39,733	15.7
Operating Profit	4,069		3,495		(574)	(14.1)	5,692	
Operating Profit Margin	14.1%		10.9%		(3.2P)		14.3%	

[3rd Quarter]

	3Q FY Mar.2005 Oct.2004-Dec.2004		3Q FY Mar.2006 Oct.2005-Dec.2005		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	9,802	15.0	10,769	16.1	967	9.9
Operating Profit	1,462		1,297		(165)	(11.3)
Operating Profit Margin	14.9%		12.0%		(2.9P)	

<Reference>

[1st Quarter]

	1Q FY Mar.2005 Apr.2004-Jun.2004		1Q FY Mar.2006 Apr.2005-Jun.2005		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	8,858	16.6	9,821	16.2	962	10.9
Operating Profit	835		601		(233)	(28.0)
Operating Profit Margin	9.4%		6.1%		(3.3P)	

[2nd Quarter]

	2Q FY Mar.2005 Jul.2004-Sep.2004		2Q FY Mar.2006 Jul.2005-Sep.2005		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	10,297	16.6	11,465	16.0	1,168	11.3
Operating Profit	1,771		1,596		(175)	(9.9)
Operating Profit Margin	17.2%		13.9%		(3.3P)	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	3Q FY Mar.2005 Apr.2004-Dec.2004	3Q FY Mar.2006 Apr.2005-Dec.2005	YoY	
	Amount	Amount	Diff.	Amount
System Development & System Application Sales	66,967	77,870	10,902	16.3
System Management & Operations	14,399	13,707	(691)	(4.8)
Product Sales	17,378	15,939	(1,438)	(8.3)
System Solution Services	98,745	107,517	8,771	8.9
Consulting & Knowledge Services	21,273	25,602	4,329	20.4
Total	120,018	133,120	13,101	10.9

Order Backlog

(Unit: JPY million)

	At end of 3Q FY Mar.2005 (Dec.31, 2004)	At end of 3Q FY Mar.2006 (Dec.31, 2005)	YoY	
	Amount	Amount	Diff.	Amount
System Development & System Application Sales	18,087	16,981	(1,105)	(6.1)
System Management & Operations	21,801	24,156	2,355	10.8
Product Sales	-	1,052	1,052	-
System Solution Services	39,888	42,191	2,303	5.8
Consulting & Knowledge Services	8,005	9,539	1,533	19.2
Total	47,893	51,730	3,836	8.0

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	3Q FY Mar.2005 Total Apr.2004-Dec.2004		3Q FY Mar.2006 Total Apr.2005-Dec.2005		YoY		FY Mar.2005 Apr.2004-Mar.2005	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
System Development & System Application Sales	27,414	59.2	36,648	61.5	9,233	33.7	39,804	60.2
System Management & Operations	18,088	33.0	18,031	33.0	(56)	(0.3)	24,245	32.9
System Solution Services	45,503	45.0	54,679	47.9	9,176	20.2	64,049	45.8
Consulting & Knowledge Services	6,510	36.2	7,915	38.0	1,404	21.6	9,123	36.8
Total	52,013	43.7	62,594	46.4	10,581	20.3	73,173	44.5
(Subcontracting Costs to China) *	4,354	8.4	7,323	11.7	2,968	68.2	6,459	8.8

* Subcontracting costs to China & Percentage in total subcontracting cost.

[3rd Quarter]

	3Q FY Mar.2005 Oct.2004-Dec.2004		3Q FY Mar.2006 Oct.2005-Dec.2005		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	10,204	60.7	12,543	61.8	2,339	22.9
System Management & Operations	5,870	33.2	6,235	34.2	365	6.2
System Solution Services	16,074	46.6	18,778	48.7	2,704	16.8
Consulting & Knowledge Services	2,196	36.1	2,781	39.9	584	26.6
Total	18,270	45.0	21,560	47.4	3,289	18.0
(Subcontracting Costs to China)	1,845	10.1	2,547	11.8	702	38.1

*Amounts of less than JPY million were rounded down.

<Reference>

[1st Quarter]

	1Q FY Mar.2005 Apr.2004-Jun.2004		1Q FY Mar.2006 Apr.2005-Jun.2005		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	7,166	55.5	11,099	59.0	3,932	54.9
System Management & Operations	6,128	32.9	5,454	30.6	(674)	(11.0)
System Solution Services	13,294	42.2	16,553	45.2	3,258	24.5
Consulting & Knowledge Services	2,011	35.4	2,423	37.6	411	20.4
Total	15,306	41.1	18,976	44.0	3,669	24.0
(Subcontracting Costs to China)	1,080	7.1	2,062	10.9	982	90.9

[2nd Quarter]

	2Q FY Mar.2005 Jul.2004-Sep.2004		2Q FY Mar.2006 Jul.2005-Sep.2005		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	10,044	60.5	13,005	63.4	2,960	29.5
System Management & Operations	6,090	32.9	6,342	34.2	252	4.1
System Solution Services	16,134	45.9	19,347	49.5	3,212	19.9
Consulting & Knowledge Services	2,301	37.2	2,710	36.6	409	17.8
Total	18,435	44.6	22,057	47.5	3,621	19.6
(Subcontracting Costs to China)	1,428	7.8	2,712	12.3	1,283	89.8

*Amounts of less than JPY million were rounded down.

(6) Cash Flow

(Unit: JPY million)

	3Q FY Mar.2005 Total (Apr.2004 -Dec.2004)	3Q FYMar.2006 Total (Apr.2005 -Dec.2005)	YoY		FY Mar.2005
	Amount	Amount	Diff.	Change (%)	Amount
Income before income taxes	19,202	25,694	6,492	33.8	27,361
Gain/Loss from non-operating activities	(541)	(1,194)	(653)	120.8	(713)
Extraordinary gain/loss	537	302	(235)	(43.8)	2,645
Depreciation and amortization	13,627	11,649	(1,978)	(14.5)	18,402
Accounts receivable and other receivable,	(2,923)	1,392	4,315	-	(5,243)
Allowance	(4,257)	(5,158)	(901)	21.2	855
Other	490	1,133	643	131.3	404
Subtotal	26,135	33,818	7,682	29.4	43,711
Interest and dividends received	469	1,126	656	139.8	526
Income taxes paid	(16,639)	(18,281)	(1,641)	9.9	(16,668)
Operating Activities	**9,965**	**16,663**	**6,697**	**67.2**	**27,569**
Acquisition of property and equipment	(6,223)	(4,837)	1,386	(22.3)	(8,051)
Increase in software and other intangibles	(7,050)	(5,784)	1,265	(17.9)	(9,327)
Subtotal: Capital expenditure	(13,273)	(10,621)	2,651	(20.0)	(17,379)
Increase in time deposits	(6,019)	(6,759)	(740)	12.3	(6,148)
Proceeds from time deposits	-	6,513	6,513	-	-
Increase in investment securities	(51,378)	(20,723)	30,654	(59.7)	(65,872)
Proceeds from sales and redemption of investment securities	411	63,515	63,103	-	6,130
Other	1,172	153	(1,019)	(86.9)	1,287
Investing Activities	**(69,088)**	**32,075**	**101,163**	**-**	**(81,981)**
Free Cash Flow	**(59,122)**	**48,739**	**107,861**	**-**	**(54,411)**
(Free Cash Flow except Cash management purpose investment)	(1,847)	6,073	7,920	-	15,178
Net repayment of long-term debt	(1,170)	(180)	990	(84.6)	(1,230)
Purchase of treasury stock	(2)	(48,283)	(48,280)	-	(2)
Cash dividends paid	(2,661)	(5,783)	(3,121)	117.3	(2,695)
Financing Activities	**(3,834)**	**(54,247)**	**(50,412)**	**-**	**(3,928)**
Effect of exchange rate changes on Cash	**39**	**174**	**134**	**335.8**	**205**
Net increase in Cash and cash equivalents	**(62,916)**	**(5,334)**	**57,582**	**(91.5)**	**(58,134)**
Cash and cash equivalents at beginning of year	**96,812**	**38,677**	**(58,134)**	**(60.0)**	**96,812**
Cash and cash equivalents at end of year	**33,895**	**33,342**	**(552)**	**(1.6)**	**38,677**
Cash and cash equivalents + Cash Management purpose investment	91,171	60,378	(30,793)	(33.8)	108,151

*Amounts of less than JPY million were rounded down.

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

	3Q FY Mar.2005 Total (Apr.2004 -Dec.2004)	3Q FY Mar.2006 Total (Apr.2005 -Dec.2005)	YoY		FY Mar.2005
	Amount	Amount	Diff.	Change (%)	Amount
Increase in time deposits	(6,019)	(6,759)	(740)	12.3	(6,148)
Proceeds from time deposits	-	6,513	6,513	-	-
Increase in investment securities	(51,255)	(20,270)	30,984	(60.5)	(63,441)
Proceeds from sales and redemption of investment securities	-	63,182	63,182	-	-
(Total)Cash management purpose investment	(57,274)	42,665	99,940	-	(69,589)

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	3Q FY Mar.2005 Apr.2004-Dec.2004	3Q FY Mar.2006 Apr.2005-Dec.2005	YoY		FY Mar.2005 Apr.2004 - Mar.2005
	Amount	Amount	Diff.	Change (%)	Amount
Tangible	6,191	4,503	(1,687)	(27.3)	8,038
Intangible	7,026	5,773	(1,253)	(17.8)	9,312
Total	13,218	10,277	(2,941)	(22.3)	17,351

(8) Depreciation & Amortization

(Unit: JPY million)

	3Q FY Mar.2005 Apr.2004-Dec.2004	3Q FY Mar.2006 Apr.2005-Dec.2005	YoY		FY Mar.2005 Apr.2004 - Mar.2005
	Amount	Amount	Diff.	Change (%)	Amount
Tangible	4,069	4,484	414	10.2	5,743
Intangible	9,558	7,164	(2,393)	(25.0)	12,658
Total	13,627	11,649	(1,978)	(14.5)	18,402

(9) R&D Expenditure

(Unit: JPY million)

	3Q FY Mar.2005 Apr.2004-Dec.2004	3Q FY Mar.2006 Apr.2005-Dec.2005	YoY		FY Mar.2005 Apr.2004 - Mar.2005
	Amount	Amount	Diff.	Change (%)	Amount
System Solution Services	699	923	223	32.0	1,140
Consulting & Knowledge Services	368	772	403	109.6	506
Total	1,068	1,695	627	58.8	1,646

*Amounts of less than JPY million were rounded down.

1

(1) Highlights

(Unit: JPY billion)

	FY Mar. 2005 (Results)	FY Mar.2006 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	252.9	270.0	17.0	6.7
Operating Profit	30.1	34.0	3.8	12.7
Net Income	16.3	21.0	4.6	28.8
Operating Profit Margin	11.9%	12.6%	0.7P	
Earnings per share	JPY362.30	JPY484.71	JPY122.41	33.8
1st Half(Actual)	JPY20.00	JPY50.00	JPY30.00	150.0
Fiscal Year	JPY80.00	JPY90.00	JPY10.00	12.5
Dividend per share	JPY100.00	JPY140.00	JPY40.00	40.0
Dividend payout ratio (Consolidated)	27.6%	28.1%	0.5P	

(2) Sales by Sector

(Unit: JPY billion)

	FY Mar.2005 Apr.2004-Mar.2005 (Results)		FY Mar.2006 Apr.2005-Mar.2006 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	149.8	59.2	162.5	60.2	12.6	8.4
Distribution sector	43.1	17.1	48.0	17.8	4.8	11.3
Other private sector	42.6	16.9	41.5	15.4	(1.1)	(2.7)
Public sector	17.2	6.8	18.0	6.7	0.7	4.1
Total	252.9	100.0	270.0	100.0	17.0	6.7

(3) Sales by segment

(Unit: JPY billion)

	FY Mar.2005 Apr.2004-Mar.2005 (Results)		FY Mar.2006 Apr.2005-Mar.2006 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	89.3	35.3	101.5	37.6	12.1	13.6
System Management & Operations	97.5	38.6	105.5	39.1	7.9	8.1
Product Sales	26.2	10.4	20.0	7.4	(6.2)	(23.9)
System Solution Services	213.2	84.3	227.0	84.1	13.7	6.5
Consulting & Knowledge Services	39.7	15.7	43.0	15.9	3.2	8.2
Total	252.9	100.0	270.0	100.0	17.0	6.7

(4) Capital Expenditure

(Unit: JPY billion)

	FY Mar.2005 (Results)	FY Mar.2006 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	8.0	9.5	1.4	18.2
Intangible	9.3	8.5	(0.8)	(8.7)
Total	17.3	18.0	0.6	3.7

(5) Depreciation & Amortization

(Unit: JPY billion)

	FY Mar.2005 (Results)	FY Mar.2006 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	18.4	15.5	(2.9)	(15.8)

(6) R&D Expenditure

(Unit: JPY billion)

	FY Mar.2005 (Results)	FY Mar.2006 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	1.6	2.3	0.6	39.6

File No. 82-34673

For Fiscal Year 2005

QUARTERLY BUSINESS REPORT FOR THE THIRD QUARTER

April 1, 2005 through December 31, 2005

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- the lecture by President Fujinuma at Zhe Jiang University, China (conducted on November 18, 2005); and
- support for "Japanese Edition Future Store Project", a demonstration experiment on electronic tag led by the Ministry of Economy, Trade and Industry.

SPECIAL TOPIC

The results of the poll announced on November 18, 2005 and the books relating to the campaign which the Company is conducting are mentioned.

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER (CONSOLIDATED)

(100 Millions of yen, except for per share data)	For the nine months ended December 31, 2003	For the nine months ended December 31, 2004	For the nine months ended December 31, 2005
Sales	1,677	1,806	1,993
Operating Profit	189	201	247
Current Profit	193	207	259
Net Profit	126	118	156
EPS (Net Profit per Share) (yen)	281	263	352

Outline of Results of Operation by Industry Group and Business Segments

Sales by Industry Group

The overall sales to the Financing Services were favorable, due to the system integration project in line with the merger of financial institutions and the increase of developments

of large system for securities business. The sales to distribution industries and government grew steadily.

Breakdown and the amounts of sales for the period in the Company's business by industry group are shown in the form of graph.

Sales by Business Segments

System Solution Services

Sales of the System Solution Services increased by 10.3% to 167.2 billion yen.

Consulting/Knowledge Services

Sales of the Consulting/Knowledge Services increased by 10.7% to 32.0 billion yen.

Breakdown and the amounts of sales for the period in the Company's business by category of service, and changes in sales of each of System Solution Services and Consulting/Knowledge Services are shown in the form of graphs.

CONSOLIDATED FINANCIAL STATEMENTS

Summary Consolidated Statement of Income (Unaudited)

(Millions of yen)

	Nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)	Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)	Changes
Sales	180,621	199,340	+18,718
Cost of sales	136,832	149,010	+12,177
Gross profit	43,788	50,329	+6,540
Selling, general and administrative expenses	23,670	25,550	+1,880
Operating profit	20,118	24,778	+4,660
Non-operating revenues and expenses	597	1,217	+619
Current profit	20,716	25,996	+5,279
Extraordinary profit and loss	-1,514	-302	+1,212
Net profit before tax, etc.	19,202	25,694	+6,492
Income taxes, etc.	7,358	10,087	+2,728
Net profit for the current period	11,843	15,606	+3,763

Summary Consolidated Balance Sheet (Unaudited)

		(Millions of yen)
	Nine months ended December 31, 2004 (As of December 31, 2004)	Nine months ended December 31, 2005 (As of December 31, 2005)
Current assets	117,395	122,152
Fixed assets:		
Tangible fixed assets	37,266	37,006
Intangible fixed assets	29,748	21,055
Investment and other assets	121,428	122,802
Total fixed assets	188,444	170,864
Total Assets	305,839	293,017
Current liabilities	36,199	42,722
Fixed liabilities	39,880	43,121
Total Liabilities	76,079	85,843
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	165,558	179,771
Unrealized gains on securities	31,634	42,297
Equity adjustment from foreign currency translation	-826	-13
Treasury stock	-6	-48,281
Total Shareholders' Equity	229,759	207,173
Total Liabilities and Shareholders' Equity	305,839	293,017

Summary Consolidated Statement of Cash Flows (Unaudited)

(Millions of yen)

	Nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)	Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)	Changes
Cash flow from operating activities	9,965	16,663	+6,697
Cash flow from investing activities	-69,088	32,075	+101,163
Cash flow from financing activities	-3,834	-54,247	-50,412
Effect of exchange rate changes on cash and cash equivalents	39	174	+134
Net increase (decrease) in cash and cash equivalents	-62,916	-5,334	+57,582
Cash and cash equivalents at beginning of the period	96,812	38,677	-58,134
Cash and cash equivalents at end of the period	33,895	33,342	-552

COMPANY DATA (as of September 30, 2005)

Outline of the Company

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

NEWS RELEASE

Revision of Dividend Forecasts Upward for the Fiscal Year Ended March 31,2006

January 27, 2006
Nomura Research Institute, Ltd.

The board of directors of Nomura Research Institute, Ltd. (NRI) resolved today to increase the dividend as follows.

1. Reasons for Dividend Increase

NRI's basic policy (on profit distribution) is to provide appropriate and stable dividends, taking into consideration the enhancement of internal reserves to ensure long-term business growth. The target of dividend payout ratio is 30%, taking into consideration the business profit levels and the status of cash flow.

Taking into consideration the profit levels and the status of cash flow, the forecast of end of term dividend is revised 90 Yen per share as detailed below. The forecast of annual total dividend per share is 140 Yen, including the interim dividend already paid.

The fiscal year dividend needs a resolution at an ordinary general meeting of shareholders on June, 2006.

2. Dividend per share for the fiscal year ended March 31, 2006(41th term) (Unit: Yen)

	1st Half	Fiscal Year	Annual Total
Previous forecast	50.00	80.00	130.00
Revised forecast	50.00	90.00	140.00
Reference:Dividend for previous year(Year ended March 31,2005)	20.00	80.00	100.00

(Note)

1. Dividend per share is on the assumption of business environment and business results forecast.
2. Dividend payout ratio estimates 28.1%.(based on revised financial results forecast of FY Mar.2006)

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-5533-3277
E-mail: ir@nri.co.jp

To List of Press Releases

[Summary Translation]

March 17, 2006

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization
and Changes in Corporate Vice Presidents

1. Modification of Organization (effective as of April 1, 2006)

Major points of modification are as follows:

(1) Marketing & Business Planning Division will be established, which will be composed of two centers.

(2) ERM Project Office will be established in Systems Consulting Division, which will be composed of five divisions and three offices.

(3) Advanced Financial Business Planning Office will be established in Center for Innovative Systems Research for Financial Industry, which will be composed of two divisions and one office.

(4) Securities Business Sales and Planning Division will be established in Securities Systems Division, which will be composed of nine divisions and two offices.

(5) Asset Management Services Development Division I and II and Financial Systems Development Division III and IV will be established in Financial Systems Division, which will be composed of thirteen divisions and two offices.

(6) Insurance Sales and Development Office will be established in Insurance & Public System Services Division, which will be composed of seven divisions and two offices.

(7) Center for Innovative Systems Research for Management will be established, which will be composed of three divisions and one office.

(8) Systems Management Division will be established, which will be composed of eleven divisions and four offices.

(9) IT Platform Services Division will be established, which will be composed of six divisions and two offices.

(10) System Technology Division I, II, III and IV, IT Platform Technology Division, Technology Development Division and Technology Research Division will be established, which will be composed of nine divisions and one office.

(11) Enhance Service Innovation Promotion Office will be established in Quality Management Division, which will be composed of five divisions and one office.

(12) Internal Control Promotion Division will be established.

2. Changes in Officers

The names of 3 Corporate Vice Presidents with post taking office as of April 1, 7 new Corporate Vice Presidents taking office as of April 1, 3 Corporate Vice Presidents retiring as of March 31, a new Advisor taking office as of April 1, a new Research Counselor taking office as of April 1 and a Research Counselor retiring as of March 31 are listed.

3. Relocation of Officers (as of April 1)

The names of 26 Officers and their new and former posts are listed.

4. Responsibilities of Corporate Vice Presidents (as of April 1)

The names of 34 Corporate Vice Presidents and their positions in charge are listed.

[Contact]
Mr. Nomura, Mr. Yokoyama
Public Relations Division
Tel: 03-5533-3210
E-mail: kouhou@nri.co.jp

[Translation]

April 26, 2006

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Change in "Other Affiliated Company"

Notice is hereby provided that Nomura Asset Management Co., Ltd. falls under "Other Affiliated Company" of the Company, the details of which is as described below.

Contents

1. Reason for the Change

It turned out that Nomura Asset Management Co., Ltd. fell under "Other Affiliated Company" of the Company when the Register of Shareholders as of March 31, 2006 was fixed.

2. Outline of Nomura Asset Management, Co., Ltd.

(1) Name	Nomura Asset Management Co., Ltd.	
(2) Location of the head office	12-1 Nihonbashi 1-chome, Chuo-ku, Tokyo	
(3) Representative	Takumi Shibata (President)	
(4) Amount of Capital	17,180 million yen	
(5) Major Business	Management business of investment trust and advisory service	
(6) Relationship with the Company	Business Relationship:	System development, commission of operational disposition
	Interlocking Directorate, etc.: 1	
(7) Fiscal Term	March	

3. Number and Percentage of Shares Held by Nomura Asset Management, Co., Ltd.

	Number of Voting Rights	Number of Shares Held	Percentage to Total Shareholder's Voting Rights
Before the change (as of September 30, 2005)	86,774	8,677,400 shares	19.32%
After the change	86,774	8,677,400 shares	21.36%

4. Future Prospects

Nomura Asset Management, Co., Ltd. is not substantially influenced on this matter due to the fact that it has been a wholly owned subsidiary of Nomura Holdings, Inc., which falls under "Other Affiliated Company" of the Company.

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

[Summary Translation]

Annual Report Release for the Fiscal Year ended March 31, 2006 (Consolidated)

April 27, 2006

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hiroyuki Fujiwara
Treasurer
Tel.: (045) 333-8100
Board Meeting Date: April 27, 2006
Parent Company, etc.: Nomura Holdings, Inc. (Code Number: 8604), plus one other company
Ratio of Voting Rights held by the Parent Company: 37.1%
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2005 through March 31, 2006)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Year ended March 31, 2006	¥285,585 million (12.9%)	¥36,469 million (20.9%)	¥38,252 million (23.4%)
Year ended March 31, 2005	¥252,963 million (6.3%)	¥30,159 million (7.6%)	¥30,987 million (5.8%)

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)	Ratio of Net Profit to Shareholders' Equity	Ratio of Current Profit to Total Assets	Ratio of Current Profit to Sales
Year ended March 31, 2006	¥22,518 million (38.1%)	¥519.72	¥519.31	10.2%	12.2%	13.4%
Year ended March 31, 2005	¥16,303 million (-10.8%)	¥362.30	¥362.29	7.1%	9.6%	12.2%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2006: 562 million yen
   Year ended March 31, 2005: 226 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2006: 43,327,189 shares
   Year ended March 31, 2005: 44,999,553 shares
3. *Changes in accounting treatment: not applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2006	¥311,786 million	¥209,301 million	67.1%	¥5,152.73
Year ended March 31, 2005	¥317,341 million	¥231,766 million	73.0%	¥5,150.44

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Year ended March 31, 2006: 40,619,520 shares
Year ended March 31, 2005: 44,999,442 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2006	¥48,875 million	¥17,853 million	-¥54,828 million	¥50,752 million
Year ended March 31, 2005	¥27,569 million	-¥81,981 million	-¥3,928 million	¥38,677 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 19

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 2

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated	(New): –	(Exception): –
Equity Method	(New): –	(Exception): –

2. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Sales	Operating Profit	Current Profit	Net Profit
Interim	¥135,000 million	¥17,000 million	¥17,900 million	¥10,800 million
Annual	¥290,000 million	¥37,000 million	¥38,500 million	¥23,000 million

(Reference)
Estimated net profit per share (annual): 566.23 yen

[Summary Translation]

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2006

April 27, 2006

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hiroyuki Fujiwara
Treasurer

Tel.: (045) 333-8100

Board Meeting Date: April 27, 2006
Dividend Payment Date: June 26, 2006

Interim Dividends: applicable
General Meeting of Shareholders: June 23, 2006

Unit Share System: applicable (100 shares per Unit)

1. Business Results (April 1, 2005 through March 31, 2006)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Year ended March 31, 2006	¥258,904 million (12.6%)	¥23,613 million (23.4%)	¥24,493 million (24.1%)
Year ended March 31, 2005	¥229,872 million (6.4%)	¥19,131 million (-0.7%)	¥19,743 million (-1.9%)

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)	Ratio of Net Profit to Shareholders' Equity	Ratio of Current Profit to Total Assets	Ratio of Current Profit to Sales
Year ended March 31, 2006	¥14,088 million (53.5%)	¥325.17	¥324.92	7.6%	8.5%	9.5%
Year ended March 31, 2005	¥9,180 million (-37.5%)	¥204.01	¥204.01	4.5%	6.6%	8.6%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2006: 43,327,189 shares
   Year ended March 31, 2005: 44,999,553 shares
2. *Changes in accounting treatment: not applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to prior year.*

(2) Dividends

	Annual Dividends per Share			Aggregate of Dividend Payments (Annual)	Ratio of Dividends to Net Profit	Ratio of Dividends to Shareholders' Equity
		Interim	Year End			
Year ended March 31, 2006	¥140.00	¥50.00	¥90.00	¥5,901 million	41.9%	3.5%
Year ended March 31, 2005	¥100.00	¥20.00	¥80.00	¥4,499 million	49.0%	2.2%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2006	¥284,169 million	¥168,703 million	59.4%	¥4,153.26
Year ended March 31, 2005	¥292,074 million	¥200,225 million	68.6%	¥4,449.51

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Year ended March 31, 2006: 40,619,520 shares
   Year ended March 31, 2005: 44,999,442 shares
2. *Total number of treasury stock as of the end of each period:*
   Year ended March 31, 2006: 4,380,480 shares
   Year ended March 31, 2005: 558 shares

2. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Sales	Operating Profit	Current Profit	Net Profit	Annual Dividends per Share		
					Interim	Year End	
Interim	¥129,000 million	¥15,400 million	¥16,000 million	¥35,500 million	¥70.00	–	–
Annual	¥276,000 million	¥33,400 million	¥34,300 million	¥46,400 million	–	¥100.00	¥170.00

(Reference)
Estimated net profit per share (annual): 1,142.31 yen

NRI

FY March 2006
Financial Results

Nomura Research Institute, Ltd.

April 27, 2006

I. FY March 2006 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	FY Mar.2005 (Apr.2004 - Mar.2005)	FY Mar.2006 (Apr.2005 - Mar.2006)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	252,963	285,585 * 270,000	32,622	12.9 * 6.2%
Operating Profit	30,159	36,469 * 34,000	6,309	20.9 * 8.2%
Net Income	16,303	22,518 * 21,000	6,214	38.1 * 9.3%
Operating Profit Margin	11.9%	12.8% * 12.6%	0.8P	
Earnings per share	JPY362.30	JPY519.72	JPY157.42	43.5
1st Half	JPY20.00	JPY50.00	JPY30.00	150.0
Fiscal Year	JPY80.00	JPY90.00	JPY10.00	12.5
Dividends per share	JPY100.00	JPY140.00	JPY40.00	40.0
Dividend payout ratio	27.6%	26.2%	(1.4P)	

Note: Figures * indicate earnings estimates announced on Oct. 14, 2005.

[1st Half]

	1st half FY Mar.2005 (Apr.2004 - Sep.2004)	1st half FY Mar.2006 (Apr.2005 - Sep.2005)	YoY	
	Amount	Amount	Diff.	Change(%)
Sales	115,167	132,502	17,335	15.1
Operating Profit	12,319	16,460	4,141	33.6
Net Income	6,882	10,370	3,488	50.7
Operating Profit Margin	10.7%	12.4%	1.7P	

[2nd Half]

	2nd half FY Mar.2005 (Oct.2004 - Mar.2005)	2nd half FY Mar.2006 (Oct.2005 - Mar.2006)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	137,796	153,082	15,286	11.1
Operating Profit	17,840	20,009	2,168	12.2
Net Income	9,421	12,147	2,726	28.9
Operating Profit Margin	12.9%	13.1%	0.1P	

*Amounts of less than JPY million were rounded down.

(2) Sales by sector

(Unit:JPY million)

	FY Mar.2005 (Apr.2004 - Mar.2005)		FY Mar.2006 (Apr.2005 - Mar.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	152,326	60.2	178,168	62.4	25,842	17.0
Distribution sector	46,209	18.3	49,681	17.4	3,471	7.5
Other private sector	35,712	14.1	36,720	12.9	1,008	2.8
Public sector	18,714	7.4	21,014	7.4	2,299	12.3
Total	252,963	100.0	285,585	100.0	32,622	12.9

*Sales by main counterparties within the foregoing amounts

Nomura Holdings	67,102	26.5	88,725	31.1	21,622	32.2
SEVEN & i HOLDINGS	31,808	12.6	34,907	12.2	3,099	9.7

*Figures, in principle, include sales to subsidiaries. Sales via leasing and other companies include sales to customers ultimately receiving services and other products. These figures were calculated starting in the current consolidated fiscal year, but figures in the previous consolidated fiscal year were also calculated retroactively.

[1st Half]

	1st half FY Mar.2005 (Apr.2004 - Sep.2004)		1st half FY Mar.2006 (Apr.2005 - Sep.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	65,209	56.6	79,880	60.3	14,671	22.5
Distribution sector	23,061	20.0	24,613	18.6	1,552	6.7
Other private sector	17,852	15.5	18,845	14.2	992	5.6
Public sector	9,044	7.9	9,163	6.9	119	1.3
Total	115,167	100.0	132,502	100.0	17,335	15.1
Nomura Holdings	28,978	25.2	36,525	27.6	7,546	26.0
SEVEN & i HOLDINGS	14,874	12.9	17,638	13.3	2,763	18.6

[2nd Half]

	2nd half FY Mar.2005 (Oct.2004 - Mar.2005)		2nd half FY Mar.2006 (Oct.2005 - Mar.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	87,117	63.2	98,287	64.2	11,170	12.8
Distribution sector	23,148	16.8	25,067	16.4	1,919	8.3
Other private sector	17,859	13.0	17,875	11.7	16	0.1
Public sector	9,670	7.0	11,851	7.7	2,180	22.5
Total	137,796	100.0	153,082	100.0	15,286	11.1
Nomura Holdings	38,124	27.7	52,200	34.1	14,075	36.9
SEVEN & i HOLDINGS	16,933	12.3	17,269	11.3	335	2.0

*Amounts of less than JPY million were rounded down.

(3)Sales and Operating Profit by segment

System Solution Services

(Unit: JPY million)

	FY Mar.2005 (Apr.2004 - Mar.2005)		FY Mar.2006 (Apr.2005 - Mar.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	89,386	35.3	104,395	36.6	15,009	16.8
System Management & Operations	97,559	38.6	106,212	37.2	8,653	8.9
Product Sales	26,284	10.4	30,392	10.6	4,107	15.6
Sales	213,230	84.3	241,000	84.4	27,770	13.0
Operating Profit	24,483		31,332		6,849	28.0
Operating Profit Margin	11.5%		13.0%		1.5P	

[1st Half]

	1st half FY Mar.2005 (Apr.2004 - Sep.2004)		1st half FY Mar.2006 (Apr.2005 - Sep.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	37,330	32.4	49,419	37.3	12,088	32.4
System Management & Operations	48,266	41.9	51,175	38.6	2,909	6.0
Product Sales	10,413	9.0	10,620	8.0	206	2.0
Sales	96,011	83.4	111,215	83.9	15,204	15.8
Operating Profit	9,712		14,255		4,543	46.8
Operating Profit Margin	10.1%		12.8%		2.7P	

[2nd Half]

	2nd half FY Mar.2005 (Oct.2004 - Mar.2005)		2nd half FY Mar.2006 (Oct.2005 - Mar.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	52,055	37.8	54,976	35.9	2,921	5.6
System Management & Operations	49,292	35.8	55,037	36.0	5,744	11.7
Product Sales	15,870	11.5	19,771	12.9	3,900	24.6
Sales	117,219	85.1	129,785	84.8	12,566	10.7
Operating Profit	14,770		17,076		2,305	15.6
Operating Profit Margin	12.6%		13.2%		0.6P	

*Amounts of less than JPY million were rounded down.

Consulting & Knowledge Services

(Unit: JPY million)

	FY Mar.2005 (Apr.2004 - Mar.2005)		FY Mar.2006 (Apr.2005 - Mar.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	39,733	15.7	44,584	15.6	4,851	12.2
Operating Profit	5,692		5,158		(534)	(9.4)
Operating Profit Margin	14.3%		11.6%		(2.8P)	

[1st Half]

	1st half FY Mar.2005 (Apr.2004 - Sep.2004)		1st half FY Mar.2006 (Apr.2005 - Sep.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	19,156	16.6	21,287	16.1	2,131	11.1
Operating Profit	2,606		2,197		(409)	(15.7)
Operating Profit Margin	13.6%		10.3%		(3.3P)	

[2nd Half]

	2nd half FY Mar.2005 (Oct.2004 - Mar.2005)		2nd half FY Mar.2006 (Oct.2005 - Mar.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	20,576	14.9	23,297	15.2	2,720	13.2
Operating Profit	3,085		2,960		(124)	(4.0)
Operating Profit Margin	15.0%		12.7%		(2.3P)	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	FY Mar.2005 (Apr.2004-Mar.2005)	FY Mar.2006 (Apr.2005-Mar.2006)	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application Sales	89,900	111,155	21,255	23.6
System Management & Operations	106,114	110,829	4,714	4.4
Product Sales	26,284	31,414	5,129	19.5
System Solution Services	222,299	253,398	31,099	14.0
Consulting & Knowledge Services	40,112	46,701	6,589	16.4
Total	262,411	300,100	37,688	14.4

[1st Half]

	1st half FY Mar.2005 (Apr.2004 - Sep.2004)	1st half FY Mar.2006 (Apr.2005 - Sep.2005)	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application Sales	44,973	55,263	10,290	22.9
System Management & Operations	10,977	9,123	(1,853)	(16.9)
Product Sales	10,413	11,673	1,259	12.1
System Solution Services	66,364	76,060	9,696	14.6
Consulting & Knowledge Services	14,508	17,154	2,645	18.2
Total	80,872	93,214	12,342	15.3

[2nd Half]

	2nd half FY Mar.2005 Oct.2004 - Mar.2005	2nd half FY Mar.2006 Oct.2005 - Mar.2006	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application Sales	44,927	55,892	10,965	24.4
System Management & Operations	95,137	101,705	6,568	6.9
Product Sales	15,870	19,740	3,869	24.4
System Solution Services	155,935	177,338	21,403	13.7
Consulting & Knowledge Services	25,603	29,547	3,943	15.4
Total	181,538	206,885	25,346	14.0

*Amounts of less than JPY million were rounded down.

Order Backlog(Outstanding)

(Unit: JPY million)

	At end of FY Mar.2005	At end of FY Mar.2006	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application sales	13,976	20,695	6,718	48.1
System Management & Operations	87,918	92,633	4,714	5.4
Product Sales	-	1,021	1,021	-
System Solution Services	101,895	114,350	12,455	12.2
Consulting & Knowledge Services	16,027	17,679	1,652	10.3
Total	117,923	132,030	14,107	12.0

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production (Unit: JPY million)

	FY Mar.2005 (Apr.2004 - Mar.2005)		FY Mar.2006 (Apr.2005 - Mar.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	39,804	60.2	50,566	62.0	10,762	27.0
System Management & Operations	24,245	32.9	25,561	34.1	1,315	5.4
System Solution Services	64,049	45.8	76,128	48.6	12,078	18.9
Consulting & Knowledge Services	9,123	36.8	11,207	38.7	2,083	22.8
Total	73,173	44.5	87,335	47.1	14,162	19.4
(Subcontracting Costs to China)	6,459	8.8	10,019	11.5	3,560	55.1

* Subcontracting costs to China & Percentage in total subcontracting costs

[1st Half]

	1st half FY Mar.2005 (Apr.2004 - Sep.2004)		1st half FY Mar.2006 (Apr.2005 - Sep.2005)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	17,210	58.3	24,104	61.3	6,893	40.1
System Management & Operations	12,218	32.9	11,796	32.4	(421)	(3.5)
System Solution Services	29,429	44.2	35,900	47.4	6,471	22.0
Consulting & Knowledge Services	4,313	36.3	5,133	37.1	820	19.0
Total	33,742	43.0	41,034	45.8	7,291	21.6
(Subcontracting Costs to China)	2,509	7.4	4,775	11.6	2,266	90.3

[2nd Half]

	2nd half FY Mar.2005 (Oct.2004 - Mar.2005)		2nd half FY Mar.2006 (Oct.2005 - Mar.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	22,593	61.6	26,462	62.7	3,869	17.1
System Management & Operations	12,027	33.0	13,764	35.6	1,737	14.4
System Solution Services	34,620	47.3	40,227	49.7	5,607	16.2
Consulting & Knowledge Services	4,810	37.3	6,074	40.2	1,263	26.3
Total	39,430	45.8	46,301	48.2	6,870	17.4
(Subcontracting Costs to China)	3,949	10.0	5,244	11.3	1,294	32.8

*Amounts of less than JPY million were rounded down.

(6) Cash Flow

(Unit: JPY million)

	FY Mar.2005 (Apr.2004 -Mar.2005) Amount	FYMar.2006 (Apr.2005 -Mar.2006) Amount	YoY Diff.	YoY Change (%)
Income before income taxes	27,361	37,535	10,173	37.2
Gain/Loss from non-operating activities	(713)	(1,706)	(992)	139.0
Extraordinary gain/loss	2,645	717	(1,927)	(72.9)
Depreciation and amortization	18,402	16,574	(1,828)	(9.9)
Accounts receivable and other receivable, net of advance payments received	(5,243)	10,511	15,755	-
Allowance	855	928	73	8.6
Other	404	1,505	1,101	272.2
Subtotal	43,711	66,066	22,354	51.1
Interest and dividends received	526	1,180	654	124.2
Income taxes paid	(16,668)	(18,371)	(1,703)	10.2
Operating Activities	27,569	48,875	21,305	77.3
Acquisition of property and equipment	(8,051)	(9,799)	(1,747)	21.7
Increase in software and other intangibles	(9,327)	(8,211)	1,115	(12.0)
Subtotal: Capital expenditure	(17,379)	(18,011)	(632)	3.6
Increase in time deposits	(6,148)	(6,778)	(629)	10.2
Proceeds from time deposits	-	6,523	6,523	-
Increase in investment securities	(65,872)	(30,300)	35,572	(54.0)
Proceeds from sales and redemption of investment securities	6,130	65,812	59,681	973.5
Other	1,287	608	(679)	(52.8)
Investing Activities	(81,981)	17,853	99,835	-
Free Cash Flow	(54,411)	66,729	121,141	-
(Free Cash Flow except Cash management purpose investment)	15,178	22,672	7,494	49.4
Net repayment of long-term debt	(1,230)	(840)	390	(31.7)
Purchase of treasury stock	(2)	(48,147)	(48,144)	-
Cash dividends paid	(2,695)	(5,840)	(3,145)	116.7
Financing Activities	(3,928)	(54,828)	(50,899)	-
Effect of exchange rate changes on Cash and cash equivalents	205	174	(31)	(15.3)
Net increase in Cash and cash equivalents	(58,134)	12,075	70,210	-
Cash and cash equivalents at beginning of year	96,812	38,677	(58,134)	(60.0)
Cash and cash equivalents at end of year	38,677	50,752	12,075	31.2
Cash and cash equivalents + Cash Management purpose investment	108,151	76,432	(31,719)	(29.3)

*Amounts of less than JPY million were rounded down.

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

	FY Mar.2005 Total (Apr.2004-Mar.2005)	FY Mar.2006 Total (Apr.2005-Mar.2006)	YoY	
	Amount	Amount	Diff.	Change (%)
Increase in time deposits	(6,148)	(6,778)	(629)	10.2
Proceeds from time deposits	-	6,523	6,523	-
Increase in investment securities	(63,441)	(20,270)	43,171	(68.0)
Proceeds from sales and redemption of investment securities	-	64,582	64,582	-
(Total)Cash management purpose investment	(69,589)	44,056	113,646	-

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	FY Mar.2005 (Apr.2004 - Mar.2005)	FY Mar.2006 (Apr.2005 - Mar.2006)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	8,038	10,038	1,999	24.9
Intangible	9,312	8,305	(1,007)	(10.8)
Total	17,351	18,343	992	5.7

(8) Depreciation & Amortization

(Unit: JPY million)

	FY Mar.2005 (Apr.2004 - Mar.2005)	FY Mar.2006 (Apr.2005 - Mar.2006)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	5,743	6,278	535	9.3
Intangible	12,658	10,295	(2,363)	(18.7)
Total	18,402	16,574	(1,828)	(9.9)

(9) R&D Expenditure

(Unit: JPY million)

	FY Mar.2004 (Apr.2004 - Mar.2005)	FY Mar.2005 (Apr.2005 - Mar.2006)	YoY	
	Amount	Amount	Diff.	Change (%)
System Solution Services	1,140	1,312	172	15.1
Consulting & Knowledge Services	506	1,189	682	134.8
Total	1,646	2,501	854	51.9

*Amounts of less than JPY million were rounded down.

II. FY March 2007 Financial Results Forecasts (Consolidated)

(1) Highlights

(Unit: JPY billion)

	FY Mar.2006 (Results)	FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	285.5	290.0	4.4	1.5
Operating Profit	36.4	37.0	0.5	1.5
Net Income	22.5	23.0	0.4	2.1
Operating Profit Margin	12.8%	12.8%	0.0P	
Earnings per share	JPY519.72	JPY566.23	JPY46.51	8.9
1st Half	JPY50.00	JPY70.00	JPY20.00	40.0
Fiscal Year	JPY90.00	JPY100.00	JPY10.00	11.1
Dividends per share	JPY140.00	JPY170.00	JPY30.00	21.4
Dividend payout ratio	26.2%	30.0%	3.8P	

[1st Half]

	1st half FY Mar.2006 (Results)	1st half FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	132.5	135.0	2.4	1.9
Operating Profit	16.4	17.0	0.5	3.3
Net Income	10.3	10.8	0.4	4.1
Operating Profit Margin	12.4%	12.6%	0.2P	

[2nd Half]

	2nd half FY Mar.2006 (Results)	2nd half FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	153.0	155.0	1.9	1.3
Operating Profit	20.0	20.0	0.0	0.0
Net Income	12.1	12.2	0.0	0.4
Operating Profit Margin	13.1%	12.9%	(0.2P)	

(2) Sales by sector

(Unit: JPY billion)

	FY Mar.2006 (Results)		FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	178.1	62.4	180.0	62.1	1.8	1.0
Distribution sector	49.6	17.4	50.0	17.2	0.3	0.6
Other private sector	36.7	12.9	35.0	12.1	(1.7)	(4.7)
Public sector	21.0	7.4	25.0	8.6	3.9	19.0
Total	285.5	100.0	290.0	100.0	4.4	1.5

[1st Half]

	1st half FY Mar.2006 (Results)		1st half FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	79.8	60.3	82.0	60.7	2.1	2.7
Distribution sector	24.6	18.6	24.5	18.1	(0.1)	(0.5)
Other private sector	18.8	14.2	17.0	12.6	(1.8)	(9.8)
Public sector	9.1	6.9	11.5	8.5	2.3	25.5
Total	132.5	100.0	135.0	100.0	2.4	1.9

[2nd Half]

	2nd half FY Mar.2006 (Results)		2nd half FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	98.2	64.2	98.0	63.2	(0.2)	(0.3)
Distribution sector	25.0	16.4	25.5	16.5	0.4	1.7
Other private sector	17.8	11.7	18.0	11.6	0.1	0.7
Public sector	11.8	7.7	13.5	8.7	1.6	13.9
Total	153.0	100.0	155.0	100.0	1.9	1.3

(3) Sales by segment

(Unit: JPY billion)

	FY Mar.2006 (Results)		FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	104.3	36.6	115.0	39.7	10.6	10.2
System Management & Operations	106.2	37.2	110.0	37.9	3.7	3.6
Product Sales	30.3	10.6	20.0	6.9	(10.3)	(34.2)
System Solution Services	241.0	84.4	245.0	84.5	3.9	1.7
Consulting & Knowledge Services	44.5	15.6	45.0	15.5	0.4	0.9
Total	285.5	100.0	290.0	100.0	4.4	1.5

[1st Half]

	1st half FY Mar.2006 (Results)		1st half FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	49.4	37.3	51.5	38.1	2.0	4.2
System Management & Operations	51.1	38.6	54.0	40.0	2.8	5.5
Product Sales	10.6	8.0	8.0	5.9	(2.6)	(24.7)
System Solution Services	111.2	83.9	113.5	84.1	2.2	2.1
Consulting & Knowledge Services	21.2	16.1	21.5	15.9	0.2	1.0
Total	132.5	100.0	135.0	100.0	2.4	1.9

[2nd Half]

	2nd half FY Mar.2006 (Results)		2nd half FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application sales	54.9	35.9	63.5	41.0	8.5	15.5
System Management & Operations	55.0	36.0	56.0	36.1	0.9	1.7
Product Sales	19.7	12.9	12.0	7.7	(7.7)	(39.3)
System Solution Services	129.7	84.8	131.5	84.8	1.7	1.3
Consulting & Knowledge Services	23.2	15.2	23.5	15.2	0.2	0.9
Total	153.0	100.0	155.0	100.0	1.9	1.3

(4) Capital Expenditure

(Unit: JPY billion)

	FY Mar.2006 (Results)	FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	10.0	21.0	10.9	109.2
Intangible	8.3	15.0	6.6	80.6
Total	18.3	36.0	17.6	96.3

(5) Depreciation & Amortization

(Unit: JPY billion)

	FY Mar.2006 (Results)	FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	16.5	17.0	0.4	2.6

(6) R&D Expenditure

(Unit: JPY billion)

	FY Mar.2006 (Results)	FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	2.5	3.4	0.8	35.9

[Summary Translation]

May 8, 2006

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Supplementary Explanation Regarding Forecast of
Non-Consolidated Business Results for the Year Ending March 31, 2007

Notice is hereby provided that Forecast of Non-Consolidated Business Results for the year ending March 31, 2007 (April 1, 2006 through March 31, 2007) in the Annual Report Release for the Fiscal Year ended March 31, 2006 announced on April 27, 2006 will be supplementarily explained, the details of which is as described below.

Contents

1. Supplementary Explanation Regarding Forecast of Non-Consolidated Business Results

In the Forecast of Business Results announced on April 27, 2006, non-consolidated net income considerably exceeds the consolidated net income as described in "2. Reference Information". This is due to the fact that the Company plans to record the balance between book value of the subsidiary's shares which the Company holds and the increased shareholders' equity as extraordinary gain on the non-consolidated financial statements in accordance with the merger of NRI Data Services, Ltd.

Also note that the extraordinary gain arises solely on the non-consolidated financial statements, and does not effect the consolidated financial statements.

This accounting treatment is based on "Paragraph 206 of Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (issued on December 27, 2005 by Accounting Standards Board of Japan) - VIII. Accounting for transactions under common control - 5. Accounting when a parent merges with its subsidiary - (1) Accounting treatment on non-consolidated financial statements".

2. Reference Information

(1) Forecast of Business Results for the year ending March 31, 2007 (April 1, 2006 through March 31, 2007)

(Consolidated)

	Sales	Operating Profit	Current Profit	Net Profit
		(millions of yen)		
Six-months	135,000	17,000	17,900	10,800
Full-year	290,000	37,000	38,500	23,000

(Non-Consolidated)

	Sales	Operating Profit	Current Profit	Net Profit
		(millions of yen)		
Six-months	129,000	15,400	16,000	35,500
Full-year	276,000	33,400	34,300	46,400

(2) Merger of a Wholly Owned Subsidiary

Effective April 1, 2006, the Company merged NRI Data Services, Ltd. which was its wholly owned subsidiary.

The outline of the merger is as follows.

(a) Corporate Name, Major Business and Size of the Predecessor Company (as of March 31, 2006)

Corporate Name	NRI Data Services, Ltd.
Major Business	Operation and Monitoring of Information System, Provision of IT System Services
Sales*	72,880 million yen
Net Profit*	5,426 million yen
Total Assets	42,202 million yen
Total Liabilities	15,275 million yen
Total Capital	26,927 million yen
Number of Employees	641

Note* Sales and net profit is the actual results for the year ended March 31, 2006 (April 1, 2005 though March 31, 2006).

(b) Amount of Assets and Liabilities Assumed Due to Merger

The Company assumed all assets, liabilities and rights and duties based on the balance sheet as of March 31, 2006 and other calculations as of the same date of NRI Data Services, Ltd.

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

[Summary Translation]

May 16, 2006

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization
and Changes in Corporate Vice President and Employee

1. Modification of Organization (effective as of May 16, 2006)

   Major point of modification is as follows:

   (1) PL Project Division will be established in IT Infrastructure Solution Division, which will be composed of six divisions and three offices.

2. Changes in Officer

   The name of a new Corporate Vice President taking office as of May 16 is listed.

3. Relocation of Officers (as of May 16)

   The names of 2 Officers and their new and former posts are listed.

4. Relocation of Employee (as of May 16)

   The name of an Employee and his new and former post is listed.

[Contact]
Mr. Nomura, Mr. Obara
Public Relations Division
Tel: 03-5533-3210
E-mail: kouhou@nri.co.jp

[Translation]

May 16, 2006

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Stock Options (Stock Acquisition Rights) to Directors

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved to submit to the 41st Ordinary General Meeting of Shareholders of the Company expected to be held on June 23, 2006, an agendum seeking approval for stock option compensation to Directors, the outline of which is as described below.

Outline of the Agendum on Stock Option Compensation to Directors

It was approved at the 40th Ordinary General Meeting of Shareholders of the Company held on June 23, 2005 to set the compensation to Directors at an annual sum of up to 1 billion yen (excluding the employee salary for employees who double as Directors). The Company hereby proposes approval for granting stock option using stock acquisition rights with restriction of transfer within such amount of compensation to Directors.

The content of stock option is expected to be "Stock Option A Plan (in which the amount to be paid upon exercise of stock acquisition rights is based on the market price)" described in 1 below and "Stock Option B Plan (in which the amount to be paid upon exercise of stock acquisition rights is set at one yen per share)" described in 2 below. The Company, in order to strengthen the motivation and morale to improve business results, as well as to promote the positions of talented personnel, has implemented these stock option plans, but hereby proposes the payment thereof as compensation, in accordance with the enforcement of the Corporation Act.

Stock option will be granted by way of either (i) issuance of stock acquisition rights without cash payment (by payment in kind, *i.e.*, non-cash compensation set forth in item 3, paragraph 1 of Article 361 of the Corporation Act), or (ii) set-off by claim for cash compensation in lieu of payment, through allocation of stock acquisition rights, for which the

amount to be paid upon exercise is the fair value reasonably calculated using the option valuation model, and payment of cash compensation equivalent to such amount to be paid upon exercise of stock acquisition rights (payment by set-off).

The specific number of stock options to be granted will be determined by a resolution of the Board of Directors after consultation with the Compensation Advisory Committee, taking into account the fixed compensation and the balance with bonus, as well as the position of each Director, within the amount of compensation mentioned above.

The number of Directors, eight (8) at present, will be eleven (11) after the agendum on the election of Directors is approved as proposed.

The details of the stock acquisition rights to be issued as stock options to Directors within one year from the date of the Ordinary General Meeting of Shareholders for each fiscal year are described below.

Contents

1. Details of Stock Acquisition Rights used for Stock Option A Plan

(1) Number of Shares Subject to Stock Acquisition Rights

Not exceeding 40,000 shares of the Company's common stock.

In the event that the Company undertakes a stock split, reverse stock split or gratis issue after the close of the 41st Ordinary General Meeting of Shareholders expected to be held on June 23, 2006, where an adjustment of the number of shares shall be required, the Company shall undertake such adjustment it deems necessary.

(2) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid per share (which shall be determined as follows) by the number of shares subject to one stock acquisition right.

The amount to be paid per share will be the higher of either the average of the closing prices of the common stock of the Company on the Tokyo Stock Exchange (regular way) on each day (but excluding days on which there was no closing price) of the month immediately preceding the month in which the stock acquisition rights were allotted (hereinafter the "Allocation Date"), multiplied by 1.05, with fractions of one yen rounded upward; or the closing price on the Allocation Date (if there is no closing price on said day, then the closing price on the nearest preceding day).

In the event that the Company undertakes a stock split, reverse stock split or gratis issue after the Allocation Date, where an adjustment of the number of shares shall be required, the Company shall undertake such adjustment it deems necessary.

(3) Period for Exercise of Stock Acquisition Rights

To be decided by the Board of Directors of the Company, within seven years from the Allocation Date.

(4) Restriction on Transfer of Stock Acquisition Rights

Any transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

(5) Others

Other matters regarding the offering and any particulars (including any other matters regarding those provided in (1) through (4) above) shall be determined by a resolution of the Board of Directors of the Company.

2. Details of Stock Acquisition Rights used for Stock Option B Plan

(1) Number of Shares Subject to Stock Acquisition Rights

Not exceeding 10,000 shares of the Company's common stock.

In the event that the Company undertakes a stock split, reverse stock split or gratis issue after the close of the 41st Ordinary General Meeting of Shareholders expected to be held

on June 23, 2006, where an adjustment of the number of shares shall be required, the Company shall undertake such adjustment it deems necessary.

(2) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid per share, which is set at one yen, by the number of shares subject to one stock acquisition right.

(3) Period for Exercise of Stock Acquisition Rights

To be decided by the Board of Directors of the Company, within two years from the date on which the stock acquisition rights were allotted.

(4) Restriction on Transfer of Stock Acquisition Rights

Any transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

(5) Others

Other matters regarding the offering and particulars (including any other matters regarding those provided in (1) through (4) above) shall be determined by a resolution of the Board of Directors of the Company.

(Note) The content may be amended upon presentation of this agendum to the 41st Ordinary General Meeting of Shareholders of the Company expected to be held on June 23, 2006.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

[Translation]

May 16, 2006

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice of Partial Amendment to the Articles of Incorporation

We hereby announce that the Company has resolved at the meeting of the Board of Directors held today, to submit a proposal for partial amendment to the Articles of Incorporation to the 41st Ordinary General Meeting of Shareholders to be held on June 23, 2006, as described below.

1. Reasons for the Amendment

(1) In accordance with the enforcement of the "Corporation Act" (Law No. 86 of 2005), "Law for Maintenance of Relevant Laws Relating to the Enforcement of the Corporation Act" (Law No. 87 of 2005), "Enforcement Regulations of the Corporation Act" (Ordinance of the Ministry of Justice No. 12 of 2006) and "Corporate Calculation Regulations" (Ordinance of the Ministry of Justice No. 13 of 2006) (hereinafter collectively referred to as "Corporation Act, etc."), each taking effect on May 1, 2006, amendments to the Articles of Incorporation will be made for the following reasons:

(i) A new required provision (Article 9 of the Proposed Amendments) will be added to streamline the range of the rights concerning shares constituting less than one unit.

(ii) A new required provision (Article 11 of the Proposed Amendments) will be added to clarify that the handling of exercise of rights by shareholder as well as the handling concerning shares and stock acquisition rights will be prescribed in Share Handling Regulations.

(iii) In accordance with the abolishment of regulation concerning place at which general meeting of shareholders is to be held, the applicable provision (Paragraph 2, Article 11 of the Current Articles of Incorporation) will be eliminated so that the Board of Directors may, from time to time, resolve the place, taking into consideration the convenience of all shareholders, etc.

(iv) A new required provision (Article 15 of the Proposed Amendments) will be added to streamline the procedures for convocation of general meeting of shareholders, as a part of reference materials for the general meeting of shareholders has been deemed to be disclosed properly to shareholders by disclosing through the Internet.

(v) Number of proxy will be prescribed in Article 17 of the Proposed Amendments concerning the exercise of rights by proxy for the purpose of proper and smooth management of the general meeting of shareholders.

(vi) A new provision (Article 23 of the Proposed Amendments) will be added to enable the Company to deem that the Board of Directors have resolved in writing or by electromagnetic method without having a meeting of the Board of Directors, for the purpose of flexible operation thereof.

(vii) A new provision (Article 33 of the Proposed Amendments) will be added to enable the Company to enter into an agreement with outside auditors in order that such outside auditors may demonstrate their expected roles.

(viii) A new provision (Article 35 of the Proposed Amendments) will be added to enable the Company to distribute its surplus flexibly as it has become possible for the Board of Directors to determine such dividends, etc. without a resolution of the general meeting of shareholders.

(ix) In addition to the foregoing, additions of required provisions, such as matters deemed to be prescribed in the Articles of Incorporation and changes in the articles and the terms of the referred laws will be made to meet the provisions of the Corporation Act, etc. throughout the Articles of Incorporation.

(2) A provision to change method of public notice to electronic notification for the purpose of increasing the level of convenience in viewing the public notice, and measures for the case in which electronic notification cannot be used due to contingency are added to Article 5 of the Proposed Amendments.

(3) A new provision (Article 26 of the Proposed Amendments) will be added to enable the Company to enter into an agreement with outside directors in order that such outside directors may demonstrate their expected roles. Also note that addition of this provision was approved by all members of the Board of Corporate Auditors.

(4) The maximum number of Directors will be changed from 15 to 20 (Article 18 of the Proposed Amendments) to make the Board of Directors more active and facilitate its prompt and accurate decision-making.

(5) In addition to the foregoing, arrangement or integration of articles, elimination of articles less important, amendments of construction or order of chapter or articles, number of articles, and a part of expression, etc. will be made.

2. Content of the Amendment to the Articles of Incorporation

The content of the amendment is as attached hereto.

3. Schedule

This amendment to the Articles of Incorporation will be proposed to the 41st Ordinary General Meeting of Shareholders to be held on June 23, 2006.

[Contact]
Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail:ir@nri.co.jp

(Appendix)

(The underlined portion indicates the amended section.)

Current Articles of Incorporation	Proposed Amendments
CHAPTER I GENERAL PROVISIONS	**CHAPTER I GENERAL PROVISIONS**
ARTICLE 2. PURPOSES	**ARTICLE 2. PURPOSES**
The purposes of the Company shall be to engage in the following businesses:	The purposes of the Company shall be to engage in the following businesses:
a. - m. (Text omitted)	(a) - (m) (Same as at present)
ARTICLE 3. LOCATION OF PRINCIPAL OFFICE	**ARTICLE 3. LOCATION OF PRINCIPAL OFFICE**
The principal office of the Company shall be located in Chiyoda-ku, Tokyo.	The principal office of the Company shall be located in Chiyoda-ku, Tokyo.
(new)	**ARTICLE 4. ORGANIZATION** The Company shall place the following organizations, other than the general meeting of shareholders and the Directors: (a) Board of Directors; (b) Corporate Auditors; (c) Board of Corporate Auditors; and (d) Accounting Auditors
ARTICLE 4. METHOD OF PUBLIC NOTICE	**ARTICLE 5. METHOD OF PUBLIC NOTICE**
The public notices of the Company shall be published in the *Nihon Keizai Shimbun*.	The method of public notices of the Company shall be electronic notification; provided, however, in case it is impossible to notify by electronic notification due to an accident or other unavoidable reason, the public notices shall be published in the *Nihon Keizai Shimbun*.
CHAPTER II SHARES	**CHAPTER II SHARES**
ARTICLE 5. TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED	**ARTICLE 6. TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED**
The total number of shares authorized to be issued by the Company shall be 150,000,000 shares.	The total number of shares authorized to be issued by the Company shall be 150,000,000 shares.

Current Articles of Incorporation	Proposed Amendments
ARTICLE 6. ACQUISITION OF OWN SHARES The Company may purchase its own shares by a resolution of the Board of Directors.	(eliminate)
(new)	**ARTICLE 7. ISSUANCE OF SHARE CERTIFICATES** The Company shall issue share certificates representing its shares.
ARTICLE 7. NUMBER OF SHARES CONSTITUTING ONE UNIT AND NON-ISSUANCE OF SHARE CERTIFICATES CONSTITUTING LESS THAN ONE UNIT 1. The number of shares constituting one unit of shares of the Company shall be 100. 2. The Company shall not issue any share certificate of shares constituting less than one unit (hereinafter referred to as "shares constituting less than one unit").	**ARTICLE 8. NUMBER OF SHARES CONSTITUTING ONE UNIT AND NON-ISSUANCE OF SHARE CERTIFICATES CONSTITUTING LESS THAN ONE UNIT** 1. The number of shares constituting one unit of shares of the Company shall be 100. 2. Notwithstanding the provision of the preceding Article, the Company shall not issue any share certificate of shares constituting less than one unit; provided, however, this shall not apply to the provisions in the Share Handling Regulations.
(new)	**ARTICLE 9. RIGHTS CONCERNING SHARES CONSTITUTING LESS THAN ONE UNIT** Shareholders of the Company (including the beneficial owners; the same shall apply hereinafter) may not exercise their rights concerning their shares constituting less than one unit except for the following rights. (1) rights listed in each item of Paragraph 2, Article 189 of Corporation Act; and (2) rights to receive allotment of offered shares and offered stock acquisition rights in accordance with the number of shares held by shareholders.

Current Articles of Incorporation	Proposed Amendments
ARTICLE 8. SHARE HANDLING REGULATIONS The denomination of share certificates to be issued by the Company, the registration of transfer of shares, registration of lost share certificates, purchase of shares constituting less than one unit and other handling relating to shares shall be governed by the Share Handling Regulations provided by the Board of Directors, in addition to these Articles of Incorporation.	(eliminate)
ARTICLE 9. TRANSFER AGENT	**ARTICLE 10. SHARE REGISTRAR**
1. The Company shall have a Transfer Agent with respect to its shares.	1. The Company shall have a Share Registrar.
2. The Transfer Agent and its share handling office shall be decided by a resolution of the Board of Directors.	2. The Share Registrar and its share handling office shall be decided by a resolution of the Board of Directors.
3. The Shareholders' Register (including the Register of Beneficial Owners of the Company; the same shall apply hereinafter) and Register of Lost Share Certificates of the Company shall be kept at the share handling office of the Transfer Agent and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, delivery of share certificates, registration of lost share certificates, purchase of shares constituting less than one unit and any other businesses relating to shares of the Company.	3. Recordation to and keeping of the Shareholders' Register (including the Register of Beneficial Owners of the Company; the same shall apply hereinafter), Register of Stock Acquisition Rights and Register of Lost Share Certificates of the Company and other businesses relating to the Shareholders' Register, Register of Stock Acquisition Rights and Register of Lost Share Certificates shall be entrusted to the Share Registrar and not handled by the Company.

Current Articles of Incorporation	Proposed Amendments
ARTICLE 10. RECORD DATE	
1. The Company shall deem the shareholders with voting rights (including beneficial owners; the same shall apply hereinafter) registered or recorded in the Shareholders' Register as of the end of each fiscal year to be those shareholders who are entitled to exercise voting rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year.	(eliminate)
2. In addition to the preceding paragraph and Article 28, the Company may, upon giving prior public notice, set a record date by a resolution of the Board of Directors whenever necessary to determine a person who exercises his/her right as a shareholder or pledgee.	(eliminate)
(new)	**ARTICLE 11. SHARE HANDLING REGULATIONS** The handling relating to shares and stock acquisition rights of the Company, the procedures relating to the exercise of rights of shareholders and the fees therefor shall be governed by the Share Handling Regulations prescribed at the meeting of the Board of Directors, in addition to the laws and regulations or the Articles of Incorporation.
CHAPTER III GENERAL MEETING OF SHAREHOLDERS	**CHAPTER III GENERAL MEETING OF SHAREHOLDERS**
ARTICLE 11. CONVOCATION	**ARTICLE 12. CONVOCATION**
1. An ordinary general meeting of shareholders shall be held within three (3) months after the end of each fiscal year, and an extraordinary general meeting of shareholders may be held from time to time whenever necessary.	An ordinary general meeting of shareholders of the Company shall be held within three (3) months after the end of each business year, and an extraordinary general meeting of shareholders may be held from time to time whenever necessary.
2. A general meeting of shareholders shall be convened at the location of principal office or its adjacency or in Yokohama City, Kanagawa Prefecture.	(eliminate)
3. Unless otherwise provided by the laws or	(eliminate)

Current Articles of Incorporation	Proposed Amendments
regulations, the President shall convene a general meeting of shareholders pursuant to a resolution of the Board of Directors; provided, however, should the President be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his/her place.	
(new)	**ARTICLE 13. RECORD DATE OF ORDINARY GENERAL MEETING OF SHAREHOLDERS** The Company shall deem the shareholders with voting rights registered or recorded in the Shareholders' Register as of the close of business on March 31 of each year to be those shareholders who are entitled to exercise voting rights at the ordinary general meeting of shareholders held in respect of the relevant business year.
ARTICLE 12. CHAIRMAN The President shall act as chairman of the general meeting of shareholders; provided, however, should the President be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his/her place.	**ARTICLE 14. PERSON TO CONVENE MEETINGS AND CHAIRMAN** Unless otherwise provided by the laws or regulations, the President shall convene the general meeting of shareholders and act as chairman; provided, however, should the President be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall convene the general meeting of shareholders and act as chairman.
(new)	**ARTICLE 15. INTERNET DISCLOSURE OF REFERENCE MATERIALS FOR GENERAL MEETINGS OF SHAREHOLDERS, ETC.** On the convocation of general meetings of shareholders, the Company may be deemed to have provided the information relating to the matters required to be set out or presented in the reference materials for the general meeting of shareholders, business reports, financial reports and consolidated financial reports (including accounting audit report or audit report regarding the consolidated financial reports) to shareholders by disclosing such information via the internet in accordance with the ordinance of the Ministry of Justice.

Current Articles of Incorporation	Proposed Amendments
ARTICLE 13. METHOD OF RESOLUTIONS	**ARTICLE 16. METHOD OF RESOLUTIONS**
1. Unless otherwise provided by the laws or regulations or by these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present thereat.	1. Unless otherwise provided by the laws or regulations or by these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present thereat who are entitled to exercise the voting rights.
2. A resolution of the general meeting of shareholders defined in Article 343 of the Commercial Code of Japan requires the attendance on the relevant general meeting of shareholders of shareholders representing one-third (1/3) or more of the total number of voting rights of all shareholders and shall be adopted by a majority of not less than two-thirds (2/3) of the voting rights represented thereat.	2. A resolution defined in Paragraph 2, Article 309 of the Corporation Act of Japan requires the attendance on the relevant general meeting of shareholders of shareholders representing one-third (1/3) or more of the voting rights of all shareholders who are entitled to exercise the voting rights and shall be adopted by a majority of not less than two-thirds (2/3) of the voting rights represented thereat.
ARTICLE 14. EXERCISE OF VOTING RIGHTS BY PROXY	**ARTICLE 17. EXERCISE OF VOTING RIGHTS BY PROXY**
A shareholder may exercise his/her voting right by a proxy who is other shareholder of the Company entitled to exercise voting rights. In this case such shareholder or proxy shall submit a document evidencing his/her power as proxy at each general meeting of shareholders.	A shareholder may exercise his/her voting right by a proxy who is another shareholder of the Company entitled to exercise voting rights. In this case such shareholder or proxy shall submit to the Company a document evidencing his/her power as proxy at each general meeting of shareholders.
ARTICLE 15. MINUTES	(eliminate)
The substance of the proceedings at a general meeting of shareholders and the results thereof shall be described or recorded in minutes, and the chairman and the Directors present at the meeting shall affix their names and seals or electronic signatures thereto.	

Current Articles of Incorporation	Proposed Amendments
CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS	**CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS**
ARTICLE 16. NUMBER AND ELECTION OF DIRECTORS	**ARTICLE 18. NUMBER AND ELECTION OF DIRECTORS**
1. The number of Directors of the Company shall be not more than twenty (20) and Directors shall be elected at the general meeting of shareholders.	1. The number of Directors of the Company shall be not more than fifteen (15) and Directors shall be elected by a resolution of the general meeting of shareholders.
2. Resolutions for the election of Directors shall be adopted by a majority of the voting rights of the shareholders at a general meeting of shareholders, at which holders of one-third (1/3) or more of the total number of voting rights of all shareholders are present.	2. Resolutions for the election of Directors shall be adopted by a majority of the voting rights of the shareholders at a general meeting of shareholders, at which holders of one-third (1/3) or more of the voting rights of the shareholders entitled to exercise voting rights are present.
3. (Text omitted)	3. (Same as at present)
ARTICLE 17. TERM OF OFFICE	**ARTICLE 19. TERM OF OFFICE**
The term of office of each Director shall expire at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within one (1) year after such Director's assumption of office; provided, however, the term of office of a Director elected to fill a vacancy of a Director shall be for the remaining term of office of his/her predecessor.	The term of office of each Director shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business year ending within one (1) year after their election.
ARTICLE 18. REPRESENTATIVE DIRECTORS AND SENIOR DIRECTORS	**ARTICLE 20. REPRESENTATIVE DIRECTORS AND SENIOR DIRECTORS**
1. Board of Directors shall, by resolution, appoint directors to represent the Company.	1. Board of Directors shall, by resolution, appoint representative directors.
2. The Board of Directors may, by resolution, appoint one (1) President, and appoint, as appropriate, one (1) Chairman and one or more Vice Chairmen, Vice Presidents, Senior Managing Directors and Managing Directors from among the Directors.	2. The Board of Directors may, by resolution, appoint one (1) President, and appoint, as appropriate, one (1) Chairman and one or more Vice Chairmen, Vice Presidents, Senior Managing Directors and Managing Directors from among the Directors.

Current Articles of Incorporation	Proposed Amendments
ARTICLE 19. CONVOCATION	**ARTICLE 21. PERSON TO CONVENE MEETINGS OF THE BOARD OF DIRECTORS AND CHAIRMAN**
1. Unless otherwise provided by the laws or regulations, the President shall convene a meeting of the Board of Directors; provided, however, should the President be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his/her place.	Unless otherwise provided by the laws or regulations, the President shall convene a meeting of the Board of Directors and act as chairman; provided, however, should the President be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall convene the meeting of the Board of Directors and act as chairman.
2. The notice of convocation mentioned in the preceding paragraph shall be dispatched to each Director and Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period may be shortened in case of emergency.	(eliminate)
(new)	**ARTICLE 22. NOTICE OF CONVOCATION OF MEETINGS OF THE BOARD OF DIRECTORS** 1. A notice of convocation of the meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period may be shortened in case of emergency. 2. The meeting of the Board of Directors may be held without convocation procedures when approved by all Directors and Corporate Auditors.
ARTICLE 20. CHAIRMAN The President shall act as chairman of the Board of Directors; provided, however, should the President be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his/her place.	(eliminate)

Current Articles of Incorporation	Proposed Amendments
(new)	**ARTICLE 23. OMISSION OF RESOLUTION OF THE MEETING OF THE BOARD OF DIRECTORS** If the requirements of Article 370 of the Corporation Act are met, the Company shall deem that a resolution of the Board of Directors has been adopted.
ARTICLE 21. REGULATIONS OF THE BOARD OF DIRECTORS Unless otherwise provided by these Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors.	**ARTICLE 24. REGULATIONS OF THE BOARD OF DIRECTORS** Unless otherwise provided by the laws or regulations or these Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors.
(new)	**ARTICLE 25. REMUNERATION, ETC.** Remuneration of Directors, bonus and other propriety profit paid as remuneration for execution of duties (hereinafter referred to as "remuneration, etc.") shall be resolved at a general meeting of shareholders.
(new)	**ARTICLE 26. LIMITATION OF LIABILITY CONTRACT WITH OUTSIDE DIRECTORS** Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Act, the Company shall be entitled to enter into a contract between outside directors to the effect that the Company shall limit the liability for compensation provided in Paragraph 1, Article 423 of the Corporation Act; provided, however, that the maximum amount of the liability for compensation under such contract shall be the minimum amount of liability provided in Paragraph 1, Article 427 of the Corporation Act.
CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	**CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS**
ARTICLE 22. NUMBER AND ELECTION OF CORPORATE AUDITORS 1. The number of Corporate Auditors of the Company shall be not more than five (5) and Corporate Auditors shall be elected at the general	**ARTICLE 27. NUMBER AND ELECTION OF CORPORATE AUDITORS** 1. The number of Corporate Auditors of the Company shall be not more than five (5) and Corporate Auditors shall be elected by a

Current Articles of Incorporation	Proposed Amendments
meeting of shareholders.	resolution of the general meeting of shareholders.
2. Resolutions for the election of Corporate Auditors shall be adopted by a majority of the voting rights of the shareholders at a general meeting of shareholders, at which holders of one-third (1/3) or more of the total number of voting rights of all shareholders are present.	2. Resolutions for the election of Corporate Auditors shall be adopted by a majority of the voting rights of the shareholders at a general meeting of shareholders, at which holders of one-third (1/3) or more of the voting rights of the shareholders entitled to exercise voting rights are present.
ARTICLE 23. TERM OF OFFICE	**ARTICLE 28. TERM OF OFFICE**
The term of office of each Corporate Auditor shall expire at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within four (4) years after such Corporate Auditor's assumption of office; provided, however, the term of office of a Corporate Auditor elected to fill a vacancy of a Corporate Auditor shall be for the remaining term of office of his/her predecessor.	The term of office of each Corporate Auditor shall expire at the close of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years after their election; provided, however, the term of office of a Corporate Auditor elected to fill a vacancy of a Corporate Auditor who retired before expiration of his/her term of office shall be for the remaining term of office of his/her predecessor.
ARTICLE 24. FULL-TIME CORPORATE AUDITORS	**ARTICLE 29. FULL-TIME CORPORATE AUDITORS**
The Corporate Auditors may appoint from among themselves full-time Corporate Auditor(s).	The Board of Corporate Auditors may appoint full-time Corporate Auditor(s) by a resolution thereof.
ARTICLE 25. CONVOCATION	**ARTICLE 30. NOTICE OF CONVOCATION OF MEETINGS OF THE BOARD OF CORPORATE AUDITORS**
1. A meeting of the Board of Corporate Auditors shall be convened by each Corporate Auditor.	1. A notice of convocation of the meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period may be shortened in case of emergency.
2. The notice of convocation mentioned in the preceding paragraph shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period may be shortened in case of emergency.	2. The meeting of the Board of Corporate Auditors may be held without convocation procedures when approved by all Corporate Auditors.

Current Articles of Incorporation	Proposed Amendments
ARTICLE 26. REGULATIONS OF THE BOARD OF CORPORATE AUDITORS Unless otherwise provided by these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors.	**ARTICLE 31. REGULATIONS OF THE BOARD OF CORPORATE AUDITORS** Unless otherwise provided by the laws or regulations or these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors.
(new)	**ARTICLE 32. REMUNERATION, ETC.** Remuneration, etc. of Corporate Auditors shall be resolved at a general meeting of shareholders.
(new)	**ARTICLE 33. LIMITATION OF LIABILITY CONTRACT WITH OUTSIDE CORPORATE AUDITORS** Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Act, the Company shall be entitled to enter into a contract between outside corporate auditors to the effect that the Company shall limit the liability for compensation provided in Paragraph 1, Article 423 of the Corporation Act; provided, however, that the maximum amount of the liability for compensation under such contract shall be the minimum amount of liability provided in Paragraph 1, Article 427 of the Corporation Act.
CHAPTER VI ACCOUNTS	**CHAPTER VI ACCOUNTS**
ARTICLE 27. BUSINESS YEAR The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year, and the accounts shall be settled at the end of the business year.	**ARTICLE 34. BUSINESS YEAR** The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year.

Current Articles of Incorporation	Proposed Amendments
(new)	**ARTICLE 35. ORGANIZATION TO DETERMINE DISTRIBUTION OF SURPLUS, ETC.** Unless otherwise provided by the laws or regulations, matters defined in each item of Paragraph 1, Article 459 of Corporation Act, such as distribution of surplus, shall be resolved not by the general meeting of shareholders but by the Board of Directors.
ARTICLE 28. PAYMENT OF DIVIDENDS AND INTERIM DIVIDENDS	**ARTICLE 36. RECORD DATE FOR DISTRIBUTION OF SURPLUS**
1. Cash dividends shall be paid to the shareholders or pledgees registered or recorded in the Shareholders' Register as of the close of business of each fiscal year.	1. The Company may distribute its surplus to the shareholders or pledgees registered or recorded in the Shareholders' Register as of the close of business on March 31 of each year.
2. The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or pledgees registered or recorded in the Shareholders' Register as of the close of business on September 30 of each year.	2. The Company may distribute its surplus to the shareholders or pledgees registered or recorded in the Shareholders' Register as of the close of business on September 30 of each year.
(new)	3. In addition to the preceding two (2) paragraphs, the Company may set a record date and distribute its surplus.
ARTICLE 29. PRESCRIPTION PERIOD FOR DIVIDENDS, ETC.	**ARTICLE 37. PRESCRIPTION PERIOD FOR DIVIDENDS**
1. If cash dividends or interim dividends are not collected within three (3) years from the date when the payment thereof becomes due, the Company shall be released from its obligation to make such payment.	1. If dividends are not collected within three (3) years from the date when the delivery thereof was to be made, the Company shall be released from its obligation to make such delivery.
2. Unpaid dividends and interim dividends shall bear no interest.	2. Undelivered dividends shall bear no interest.

(Note) The Proposed Amendments above are the content resolved at the meeting of the Board of Directors held on May 16, 2006, but changes to wordings, etc. may be made upon submission to the 41st Ordinary General Meeting of Shareholders to be held on June, 23, 2006.

[Translation]

Outline of Corporate Structure and Procedures with regards to Timely Disclosure (Document attached to Written Oath Regarding Timely Disclosure)

May 31, 2006

Nomura Research Institute, Ltd.
(TSE First Section Ticker Code No. 4307)

The corporate structure and procedures of the Company with regards to timely disclosure of corporate information are as follows:

1. Basic approach to disclosure

The Company, at all times, conducts prompt, accurate and fair disclosure of information required by the laws and regulations and the regulations of the Tokyo Stock Exchange and information that may be useful for investors in gaining accurate understanding of the NRI Group, comprising the Company and its subsidiaries, and thus strives to contribute to ensuring fair and smooth circulation of securities.

2. Corporate structure and procedures with regards to timely disclosure of corporate information

The Company has stipulated regulations and departments responsible concerning control and disclosure of information. In particular, the Company intends to further improve reliability by verifying at the Disclosure Council to the effect that there is no untrue statement in the preparation process and contents with regards to material information related to settlement of accounts. The Company also conducts relevant in-house trainings, etc. to raise the awareness of the officers and employees on disclosure of corporate information.

The details of the development in the corporate structure and procedures are described below.

(1) Corporate structure and procedures regarding control and disclosure of material corporate information

In accordance with the regulations, the officers and employees of the NRI Group are required to promptly report the material corporate information to the General Director of Information Control, and the Company regulates the transmission of such information strictly.

Furthermore, in order to allow the control and disclosure procedure to function efficiently, the Company stipulates the persons responsible and their roles as follows:

(i) General Director of Information Control

General Director of Information Control has the overall responsibility for the control and disclosure of material corporate information and is appointed at the meeting of the Board of Directors. General Director of Information Control gives instructions on necessary measures, etc. as well as developing the structure and procedures regarding control of information in the NRI Group. A Representative Director and Corporate Executive Vice President controlling Administration Department bears such responsibility and also serves as "Corporate Information Handling Officer" pursuant to the regulations stipulated by the Tokyo Stock Exchange.

(ii) Director of Information Disclosure

Director of Information Disclosure is responsible for the performance of duty to disclose corporate details of the NRI Group pursuant to the laws and regulations, etc. An officer in charge of finance bears such responsibility and serves as a chairman of the Disclosure Council.

(iii) Director of Public Relations

Director of Public Relations is responsible for public relations activities involved in disclosure of corporate details of the NRI Group, and an officer in charge of public relations bears such responsibility.

(2) Disclosure procedure of corporate information

Material corporate information is disclosed by the Director of Information Disclosure in accordance with the procedures prescribed by the laws and regulations, etc. as soon as practicable, after consultation with the President, CEO & COO and the General Director of Information Control and others. Furthermore, press release is issued from time to time under the responsibility of the Director of Public Relations. The Director of Information Disclosure ensures accuracy and consistency of the content of disclosure in the press release by verifying it in advance.

Disclosure measures such as TDnet (Timely Disclosure Network, a timely disclosure transmission system of the Tokyo Stock Exchange) and EDINET (Electronic Disclosure for Investors' Network, an electronic disclosure system regarding disclosure documents, such as annual securities reports, prepared in accordance with the Securities and Exchange Law) are utilized effectively. Furthermore, the Company strives to provide disclosed information to investors widely by promptly disclosing such information on the Company's website.

(3) Verification and disclosure procedure of information related to settlement of accounts

Information related to settlement of accounts, such as financial statements and others, annual securities reports and annual releases are considered and checked by the Finance Division, which is responsible for the preparation of such disclosure documents, with each relevant division in the head office organization to ensure accuracy and consistency thereof. Material

information related to settlement of accounts is verified at the Disclosure Council and is disclosed upon approval at the meeting of the Board of Directors.

[Summary Translation]

Code Number: 4307
June 5, 2006

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President, CEO & COO

Notice of Convocation of the 41st Ordinary General Meeting of Shareholders

This is to inform you that the Company's 41st Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may cast a vote in either manner set forth below. After examining the attached reference materials, please indicate your votes.

[Exercise of voting rights in writing]

Please indicate your votes by filling out and signing the enclosed voting form, and return the form to us.

[Exercise of voting rights via Internet]

Please indicate your votes by accessing to the Internet site for the exercise of voting rights (**http://www.evote.jp/**). Further, in the event you intend to exercise your voting rights via Internet site for such purpose, please refer to the section entitled "Procedures for Exercise of Voting Rights via Internet".

Particulars

(1) Date: 10:00 a.m., Friday, June 23, 2006

(2) Place: Main conference room of the head office of the Company
Marunouchi Kitaguchi Building, 9th Floor
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported:

1. Presentation of Consolidated Balance Sheet as of March 31, 2006 and Business Report and Consolidated Statement of Income for fiscal year 2005 from April 1, 2005 through March 31, 2006, report on results of audit of consolidated financial statements by the Accounting Auditors and the Board of Corporate Auditors and the acquisition of treasury stock upon resolution by the Board of Directors under the authorization of the Articles of Incorporation.

2. Presentation of Balance Sheet as of March 31, 2006 and Statement of Income for fiscal year 2005 from April 1, 2005 through March 31, 2006.

Matters to be resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 2005

Agendum No. 2: Partial amendment to the Articles of Incorporation

Agendum No. 3: Election of 11 Directors

Agendum No. 4: Election of a Corporate Auditor

Agendum No. 5: Stock option compensation to Directors

[Summary Translation]

(Attachment)

Business Report

April 1, 2005 through March 31, 2006

I. State of the Operations of the Group (the Company and its subsidiaries)

1. Results of Operations

General economic conditions in Japan and the results of operations of the Group by operations for the year are mentioned.

Significant trends included:

- Total sales increased by 12.9% to 285,585 million yen.
- Operating profit increased by 20.9% to 36,469 million yen.
- Current profit increased by 23.4% to 38,252 million yen.
- Net profit increased by 38.1% to 22,518 million yen.

2. Matters to Be Dealt with

Matters to be dealt with by the Group are mentioned.

3. Operation Results and Change in Assets (in millions of yen, except for per share data)

Fiscal Year	2001 (37th)	2002 (38th)	2003 (39th)	2004 (40th)	2005 (41st)
(1) Consolidated (the Group)					
Sales	236,569	232,743	238,067	252,963	285,585
Operating Profit	30,364	27,164	28,022	30,159	36,469
Current Profit	32,953	27,627	29,293	30,987	38,252
Net Profit	22,363	15,459	18,269	16,303	22,518
Net Profit per Share	513.24 yen	337.26 yen	399.44 yen	362.30 yen	519.72 yen
Total Assets	299,892	256,798	326,799	317,341	311,786
Net Assets	195,564	185,350	229,331	231,766	209,301

Fiscal Year	2001 (37th)	2002 (38th)	2003 (39th)	2004 (40th)	2005 (41st)
(2) Non-Consolidated (the Company)					
Sales	217,301	211,573	216,122	229,872	258,904
Operating Profit	23,440	20,031	19,258	19,131	23,613
Current Profit	25,492	20,303	20,127	19,743	24,493
Net Profit	17,469	11,165	14,679	9,180	14,088
Net Profit per Share	400.91 yen	243.97 yen	321.70 yen	204.01 yen	325.17 yen
Total Assets	281,641	238,948	302,672	292,074	284,169
Net Assets	176,970	163,171	205,045	200,225	168,703

II. Outline of the Group (the Company and its subsidiaries) (As of March 31, 2006)

1. Major Businesses

Description of the System Solution Services and the Consulting/Knowledge Services is provided.

2. Related Companies

State of major subsidiaries, affiliates and other related companies are mentioned.

3 Status of Employees

The number and change in the number of employees of the Group (the Company and its subsidiaries) by categories of services and as a whole, and the number, change in the number, average age and average employment term of employees of the Company are mentioned.

4. Principal Offices

Locations of the Group's principal offices are mentioned.

III. State of the Company

1. Corporate Governance, Etc.

The corporate governance system of the Company, the details of directors' compensation and matters regarding accounting auditors are mentioned.

2. Status of Shares

Numbers of authorized share capital, issued and outstanding shares and shareholders of the Company, names of major shareholders and numbers of shares held by them, information relating to acquisition, disposition etc. and holding of treasury stock, and status of stock acquisition rights are mentioned.

3. Principal Creditors (As of March 31, 2006)

Not applicable.

4. Directors and Corporate Auditors (As of March 31, 2006)

Names, titles and responsibilities of 8 Directors and 5 Corporate Auditors are mentioned.

IV. Material Subsequent Events of the Group (the Company and its subsidiaries)

The details of the merger of NRI Data Services, Ltd. are mentioned.

CONSOLIDATED BALANCE SHEET

	Previous Period (As of March 31, 2005)	Current Period (As of March 31, 2006)
	(Millions of yen)	
Assets		
Current assets:		
Cash and deposits	18,524	26,004
Notes receivable	8	--
Accounts receivable	40,386	44,627
Accrued income from development projects	16,301	12,271
Securities	52,224	44,438
Goods	758	1,191
Material in process	--	45
Prepaid expenses	688	1,051
Deferred tax assets	6,049	7,655
Others	630	552
Allowance for doubtful receivables	-56	-60
Total current assets	135,515	137,779
Fixed assets:		
Tangible fixed assets:		
Buildings and structures	16,399	15,878
Machinery and equipment	5,558	5,761
Tools, furniture and fixtures	6,080	7,043
Land	9,256	11,281
Total tangible fixed assets	37,295	39,964
Intangible fixed assets:		
Software	18,712	15,598
Software in progress	2,849	4,046
Telephone subscription rights	856	775
Total intangible fixed assets	22,418	20,420
Investment and others:		
Investment securities	107,672	97,683
Shares of related companies	2,157	3,821
Long-term loans to employees	461	385
Long-term guarantee money paid	9,355	9,111
Deferred tax assets	1,490	1,614
Others	1,020	1,034
Allowance for doubtful receivables	-46	-28
Total investment and others	122,112	113,622
Total fixed assets	181,826	174,007
Total Assets	317,341	311,786

	Previous Period (As of March 31, 2005)	Current Period (As of March 31, 2006)
	(Millions of yen)	
Liabilities		
Current liabilities:		
Accounts payable	19,792	29,453
Current portion of long-term borrowings	240	240
Accrued accounts	887	1,322
Accrued expenses	4,139	5,382
Accrued income taxes	12,048	13,002
Accrued consumption taxes	1,208	1,353
Advance receipts	2,573	3,582
Allowance for employees' bonuses	8,112	9,565
Allowance for directors' bonuses	255	--
Others	742	1,000
Total current liabilities	50,001	64,902
Fixed liabilities:		
Long-term borrowings	840	--
Deferred tax liabilities	11,162	14,267
Accrued severance and retirement benefits	22,697	23,314
Accrued directors' retirement benefits	873	--
Deposits received for guarantees	0	0
Total fixed liabilities	35,573	37,582
Total Liabilities	85,574	102,485
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	170,018	186,670
Unrealized gains on securities	28,987	37,369
Equity adjustment from foreign currency translation	-632	-5
Treasury stock	-6	-48,133
Total Shareholders' Equity	231,766	209,301
Total Liabilities and Shareholders' Equity	317,341	311,786

CONSOLIDATED STATEMENT OF INCOME

	Previous Period (From April 1, 2004 to March 31, 2005)	Current Period (From April 1, 2005 to March 31, 2006)
	(Millions of yen)	
Recurring Items		
Operating income and expenses:		
Operating revenues:		
Sales	252,963	285,585
Total operating revenues	252,963	285,585
Operating expenses:		
Cost of sales	190,732	213,706
Selling, general and administrative expenses	32,071	35,409
Total operating expenses	222,803	249,116
Operating profit	**30,159**	**36,469**
Non-operating income and expenses:		
Non-operating revenues:		
Interest income	273	403
Dividend income	474	540
Investment association revenues	45	259
Equity method investment gain	226	562
Other non-operating revenues	152	177
Total non-operating revenues	1,172	1,943
Non-operating expenses:		
Interest expenses	214	6
Investment association expenses	91	53
Expenses for tender offer of own shares	--	82
Other non-operating expenses	37	17
Total non-operating expenses	344	160
Current profit	**30,987**	**38,252**
Extraordinary Items		
Extraordinary profit:		
Profit on disposal of fixed assets	232	--
Profit on disposal of investment securities	5,524	724
Profit on liquidation of special purpose company	209	--
Total extraordinary profit	5,965	724

	Previous Period (From April 1, 2004 to March 31, 2005)	Current Period (From April 1, 2005 to March 31, 2006)
	(Millions of yen)	
Extraordinary loss:		
Loss on disposal of fixed assets	165	145
Loss on retirement of fixed assets	269	--
Appraisal loss on software	6,526	--
Loss on disposal of investment securities	86	97
Appraisal loss on investment securities	1,555	1,198
Appraisal loss on golf club membership	7	--
Head office relocation expenses	981	--
Total extraordinary loss	9,592	1,441
Net profit before adjustment of tax, etc.	**27,361**	**37,535**
Income tax, inhabitants tax and business tax	15,646	19,368
Adjustment of income taxes, etc.	-4,588	-4,351
Net profit for the current period	**16,303**	**22,518**

Copy of Audit Report of the Accounting Auditors on Consolidated Financial Statements

AUDIT REPORT

Board of Directors
Nomura Research Institute, Ltd.

May 11, 2006

Shin Nihon & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Engagement Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Engagement Partner

Tomohiro Miyagawa (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of Paragraph 3 of Article 19-2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the consolidated financial statements (the consolidated balance sheet and consolidated statement of income) of Nomura Research Institute, Ltd. (the "Company") for the fiscal year 2005 (41st fiscal year) from April 1, 2005 to March 31, 2006. It is the responsibility of the management of the Company to prepare these consolidated financial statements, while our responsibility is to express our opinion on the consolidated financial statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the consolidated financial statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company.

We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures of subsidiaries or consolidated subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that the consolidated financial statements mentioned above present fairly the financial position and the results of operations of the Group, which consists of the Company and its consolidated subsidiaries, etc., in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors
on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the consolidated financial statements (the consolidated balance sheet and consolidated statement of income) during the fiscal year 2005 (41st fiscal year) from April 1, 2005 to March 31, 2006, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, received reports and explanations on the consolidated financial statements from the Directors and the Accounting Auditors and conducted the audit.

2. Results of Audit

The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co., are due and proper.

May 12, 2006

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Hironobu Goto (Seal)
Full-time Corporate Auditor

Ryoichi Kobayashi (Seal)
Full-time Corporate Auditor

Kenji Okada (Seal)
Full-time Corporate Auditor

Masato Tanaka (Seal)
Full-time Corporate Auditor

Hiroshi Izumitani (Seal)
Corporate Auditor

(Note) Corporate Auditors Masato Tanaka and Hiroshi Izumitani are outside corporate auditors as required by Paragraph 1 of Article 18 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations".

BALANCE SHEET

	Previous Period (As of March 31, 2005)	Current Period (As of March 31, 2006)
	(Millions of yen)	
Assets		
Current assets:		
Cash and deposits	9,088	14,910
Accounts receivable	37,666	41,058
Accrued income from development projects	15,374	11,814
Securities	52,224	44,438
Goods	744	1,232
Material in process	--	52
Prepaid expenses	457	552
Deferred tax assets	5,108	6,491
Others	717	650
Allowance for doubtful receivables	-52	-52
Total current assets	121,330	121,149
Fixed assets:		
Tangible fixed assets:		
Buildings	9,539	9,400
Structures	273	258
Machinery and equipment	3,223	3,542
Tools, furniture and fixtures	4,507	5,157
Land	4,953	7,255
Total tangible fixed assets	22,496	25,614
Intangible fixed assets:		
Software	17,306	14,734
Software in progress	2,826	3,867
Telephone subscription rights	384	362
Total intangible fixed assets	20,517	18,965
Investment and others:		
Investment securities	107,154	97,253
Shares of related companies	9,421	10,546
Long-term loans to employees	434	362
Long-term guarantee money paid	10,112	9,644
Others	638	661
Allowance for doubtful receivables	-33	-28
Total investment and others	127,729	118,440
Total fixed assets	170,743	163,020
Total Assets	292,074	284,169

	Previous Period (As of March 31, 2005)	Current Period (As of March 31, 2006)
	(Millions of yen)	
Liabilities		
Current liabilities:		
Accounts payable	21,396	30,593
Accrued accounts	646	1,149
Accrued expenses	2,264	3,303
Accrued income taxes	9,739	9,630
Accrued consumption taxes	683	949
Advance receipts	2,247	2,933
Deposits received from subsidiaries	14,819	22,397
Allowance for employees' bonuses	6,400	7,600
Allowance for directors' bonuses	156	--
Others	616	853
Total current liabilities	58,970	79,410
Fixed liabilities:		
Deferred tax liabilities	11,082	14,166
Accrued severance and retirement benefits	20,343	21,034
Accrued directors' retirement benefits	708	--
Deposits received for guarantees	744	853
Total fixed liabilities	32,878	36,055
Total Liabilities	91,848	115,466
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus:		
Capital reserve	14,800	14,800
Total capital surplus	14,800	14,800
Earned surplus:		
Profit reserve	570	570
Reserve for programs	8,470	7,393
Reserve for special depreciation	247	176
Contingent reserve	117,070	120,070
Unappropriated profit for the current period	11,485	17,856
Total earned surplus	137,844	146,067
Unrealized gains on securities	28,987	37,369
Treasury stock	-6	-48,133
Total Shareholders' Equity	200,225	168,703
Total Liabilities and Shareholders' Equity	292,074	284,169

STATEMENT OF INCOME

	Previous Period (From April 1, 2004 to March 31, 2005)	Current Period (From April 1, 2005 to March 31, 2006)
	(Millions of yen)	
Recurring Items		
Operating income and expenses:		
Operating revenues:		
Sales	229,872	258,904
Total operating revenues	229,872	258,904
Operating expenses:		
Cost of sales	182,668	204,283
Selling, general and administrative expenses	28,073	31,007
Total operating expenses	210,741	235,290
Operating profit	**19,131**	**23,613**
Non-operating income and expenses:		
Non-operating revenues:		
Interest income	15	12
Securities interest	61	110
Dividend income	474	564
Investment association revenues	41	171
Other non-operating revenues	134	187
Total non-operating revenues	726	1,047
Non-operating expenses:		
Interest expenses on liabilities	11	23
Investment association expenses	74	51
Expenses for tender offer of own shares	--	82
Other non-operating expenses	28	9
Total non-operating expenses	114	166
Current profit	**19,743**	**24,493**
Extraordinary Items		
Extraordinary profit:		
Profit on disposal of fixed assets	21	--
Profit on disposal of investment securities	5,524	724
Profit on reversal of allowance for doubtful receivables	--	0
Total extraordinary profit	5,545	724

	Previous Period (From April 1, 2004 to March 31, 2005)	Current Period (From April 1, 2005 to March 31, 2006)
Extraordinary loss:		
Loss on disposal of fixed assets	30	--
Loss on retirement of fixed assets	207	--
Appraisal loss on software	6,526	--
Loss on disposal of investment securities	86	--
Appraisal loss on investment securities	1,555	1,198
Head office relocation expenses	821	--
Total extraordinary loss	9,227	1,198
Net profit before tax, etc.	**16,061**	**24,019**
Income taxes, inhabitants tax and business tax	11,413	13,958
Adjustment of income taxes, etc.	-4,532	-4,027
Net profit for the current period	**9,180**	**14,088**
Profit brought forward	3,204	6,033
Interim dividend amount	899	2,245
Loss on disposal of treasury stock	--	20
Unappropriated profit for the current period	**11,485**	**17,856**

PROPOSED DISPOSITION OF PROFIT

	(yen)
Unappropriated profit for the current period	17,856,379,332
Liquidation of voluntary reserve:	
Liquidation of reserve for programs	1,349,298,472
Liquidation of reserve for special depreciation	71,189,749
Total liquidation of voluntary reserve	1,420,488,221
Total	19,276,867,553

We will appropriate these amounts as follows:

Dividend (90 yen per share)	3,655,756,800
Contingent reserve	7,000,000,000
Total	10,655,756,800
Profit carried forward to the next period	8,621,110,753

(Notes) 1. Capital surplus of 14,800,000,000 yen will be carried forward to next period.

2. Interim dividend of 2,245,282,300 yen (50 yen per share) was paid on November 30, 2005.

Copy of Audit Report of the Accounting Auditors

AUDIT REPORT

Board of Directors
Nomura Research Institute, Ltd.

May 11, 2006

Shin Nihon & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Engagement Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Engagement Partner

Tomohiro Miyagawa (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of Paragraph 1 of Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the financial statements (the balance sheet, statement of income, and business report (limited to the portions relating to accounting) and proposed disposition of profit) of Nomura Research Institute, Ltd. (the "Company") for the fiscal year 2005 (41st fiscal year) from April 1, 2005 to March 31, 2006, as well as supplementary statements (limited to the portions relating to accounting). The accounting portions of the business report and supplementary statements audited by us are those derived from the Company's accounting books and records. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements, while our responsibility is to express our opinion on the financial statements and supplementary statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statements are free of material

misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures of subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of profit is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

(4) The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

Subsequent event regarding the merger of a wholly owned subsidiary by the Company is included in the business report.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the execution of duties of the Directors during the fiscal year 2005 (41st fiscal year) from April 1, 2005 to March 31, 2006, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, regularly attended meetings of the Board of Directors and other important meetings, received reports on operations from the Directors and others, inspected important documents including those showing approval of executives, investigated the status of the Company's business and financial position at its head office and principal offices as well as implementation of internal control, required reports on operations from subsidiaries when necessary and examined the status of subsidiaries' business and financial position. Each Corporate Auditor has also received reports and explanations from the Accounting Auditors and examined the financial statements and the supplementary statements.

In connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, required reports from the Directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which we are required to point out in connection with the proposed disposition of profit in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of the duties of the Directors, including those concerning subsidiaries.

Furthermore, there has been no breach of their obligations by the Directors in connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, or the acquisition or disposal, etc. of treasury stock.

May 12, 2006

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Hironobu Goto (Seal)
Full-time Corporate Auditor

Ryoichi Kobayashi (Seal)
Full-time Corporate Auditor

Kenji Okada (Seal)
Full-time Corporate Auditor

Masato Tanaka (Seal)
Full-time Corporate Auditor

Hiroshi Izumitani (Seal)
Corporate Auditor

(Note) Corporate Auditors Masato Tanaka and Hiroshi Izumitani are outside corporate auditors as required by Paragraph 1 of Article 18 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations".

REFERENCE MATERIALS FOR EXERCISE OF VOTING RIGHT

1. Total number of voting rights

406,163

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed disposition of profit for the year 2005

The proposed agendum is set forth in the attachment hereto.

Agendum No. 2: Partial amendment to the Articles of Incorporation

It is proposed that the Articles of Incorporation be amended due to the Corporation Act and its related ordinances which were enforced on May 1, 2006. The details of the contents of the amendment are mentioned.

Agendum No. 3: Election of 11 Directors

Names and brief personal histories of candidates are mentioned.

Agendum No. 4: Election of a Corporate Auditor

Name and brief personal history of candidate is mentioned.

Agendum No. 5: Stock option compensation to Directors

The Company decided to set the compensation to directors up to 1 billion yen a year at the 40th Ordinary General Meeting of Shareholders held on June 23, 2005. It is proposed that stock option using stock acquisition rights with restriction of transfer within the amount of the compensation be granted to directors.

The contents of the stock acquisition rights used as Stock Option Plan A and Stock Option Plan B, respectively, are mentioned.

Procedures for Exercise of Voting Rights via Internet

Procedures for exercise of voting rights through Internet are mentioned.

File No. 82-34673

[Summary Translation]

June 23, 2006

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President, CEO & COO

Notice of Resolutions of the 41st Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 41st Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported:

1. Presentation of Consolidated Balance Sheet as of March 31, 2006 and Business Report and Consolidated Statement of Income for fiscal year 2005 from April 1, 2005 through March 31, 2006, report on results of audit of consolidated financial statements by the Accounting Auditors and the Board of Corporate Auditors and the acquisition of treasury stock upon resolution by the Board of Directors under the authorization of the Articles of Incorporation.

2 Presentation of Balance Sheet as of March 31, 2006 and Statement of Income for fiscal year 2005 from April 1, 2005 through March 31, 2006.

Reported.

Matters resolved:

Agendum No. 1:	Approval of the proposed disposition of profit for fiscal year 2005
	Approved as proposed.
Agendum No. 2:	Partial amendment to the Articles of Incorporation
	Approved as proposed.
Agendum No. 3:	Election of 11 Directors
	Approved as proposed.
Agendum No. 4:	Election of a Corporate Auditor
	Approved as proposed.
Agendum No. 5:	Stock option compensation to Directors
	Approved as proposed.

File No. 82-34673

For Fiscal Year 2005

ANNUAL BUSINESS REPORT

April 1, 2005 through March 31, 2006

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

TO OUR SHAREHOLDERS

The greeting of Akihisa Fujinuma, President, CEO & COO of the Company, an overview of economic conditions in Japan and the results of operations of the Company for the year are included.

NRI in figures

(100 Millions of yen except for per share data)

	For fiscal year 2004	For fiscal year 2005	For fiscal year 2006 (Forecast)
Sales	2,529	2,855	2,900
Operating Profit	301	364	370
Current Profit	309	382	385
Net Profit	163	225	230
EPS (Net Profit per Share) (yen)	362	519	566
Dividends per Share (yen)	100	140	170

Outline of Results of Operations by Industry Group and Business Segments

Sales by Industry Group

Breakdown and the amounts of sales for the year in the Company's business by industry group are shown in the form of graph. Comparisons to the amounts of the previous year are also mentioned.

Sales by Business Segments

A brief description of the System Solution Services and the Consulting/Knowledge Services is provided. Sales of the System Solution Services increased by 13.0% to 241 billion yen. Sales of the Consulting/Knowledge Services increased by 12.2% to 44.5 billion yen.

Breakdown and the amounts of sales for the year in the Company's business by category of service, and changes in sales of each of System Solution Services and Consulting/Knowledge Services are shown in the form of graphs.

Summary Consolidated Statement of Income

(Millions of yen)

	Fiscal Year 2004 (From April 1, 2004 to March 31, 2005)	Fiscal Year 2005 (From April 1, 2005 to March 31, 2006)	Changes
Sales	252,963	285,585	+32,622
Cost of sales	190,732	213,706	+22,974
Gross profit	62,230	71,878	+9,647
Selling, general and administrative expenses	32,071	35,409	+3,337
Operating profit	30,159	36,469	+6,309
Non-operating profit and loss	828	1,783	+955
Current profit	30,987	38,252	+7,264
Extraordinary profit and loss	-3,626	-717	+2,908
Net profit before adjustment of tax, etc.	27,361	37,535	+10,173
Income taxes, etc.	11,058	15,017	+3,959
Net profit for the current period	16,303	22,518	+6,214

Summary Consolidated Balance Sheet

(Millions of yen)

	Fiscal Year 2004 (As of March 31, 2005)	Fiscal Year 2005 (As of March 31, 2006)
Current assets	135,515	137,779
Fixed assets:		
Tangible fixed assets	37,295	39,964
Intangible fixed assets	22,418	20,420
Investment and other assets	122,112	113,622
Total fixed assets	181,826	174,007
Total Assets	317,341	311,786
Current liabilities	50,001	64,902
Fixed liabilities	35,573	37,582
Total Liabilities	85,574	102,485
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	170,018	186,670
Unrealized gains on securities	28,987	37,369
Equity adjustment from foreign currency translation	-632	-5
Treasury stock	-6	-48,133
Total Shareholders' Equity	231,766	209,301
Total Liabilities and Shareholders' Equity	317,341	311,786

Summary Consolidated Statement of Cash Flows

(Millions of yen)

	Fiscal Year 2004 (From April 1, 2004 to March 31, 2005)	Fiscal Year 2005 (From April 1, 2005 to March 31, 2006)	Changes
Cash flow from operating activities	27,569	48,875	+21,305
Cash flow from investing activities	-81,981	17,853	+99,835
Cash flow from financing activities	-3,928	-54,828	-50,899
Effect of exchange rate changes on cash and cash equivalents	205	174	-31
Net increase (decrease) in cash and cash equivalents	-58,134	12,075	+70,210
Cash and cash equivalents at beginning of the year	96,812	38,677	-58,134
Cash and cash equivalents at end of the year	38,677	50,752	12,075

SPECIAL TOPIC

Outlook for the Japanese economy in 2010 is featured.

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- establishment of Shanghai Port Japan Desk for thorough support from the development strategy of Shanghai port industrial area to the attraction of Japanese enterprises thereto (announced on March 9, 2006);
- coming in the top ranks of the "brand ranking of employment in 2007" in Weekly Toyo Keizai (published on January 28, 2006); and
- announcement of the "Forecasts in 2010" (announced from December 2005 to March 2006).

COMPANY DATA

Outline of the Company (as of March 31, 2006)

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Shares (as of March 31, 2006)

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders (as of March 31, 2006)

The names of top ten shareholders, the number of shares held by each of them and the percentage of their voting rights are mentioned.

Consolidated Subsidiaries (as of March 31, 2006)

The names of the consolidated subsidiaries are mentioned.

Status of Employees by Qualification (as of March 31, 2006)

The numbers of employees by title or qualification thereof are mentioned.

Officers (as of June 23, 2006)

The names of 11 Directors, 5 Corporate Auditors and 28 Corporate Vice Presidents are mentioned.

Memorandum for Shareholders (as of March 31, 2006)

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates, name and address of the share registrar, number of shares constituting a unit, and method of public notices are mentioned.

NRI Future Map

Excerpt from "NRI Future Map", a chronological table describing the events of politics/society, industry/management and NRI forecast, is provided.

File No. 82-34673

[Summary Translation]

Summary of Quarterly Business Report for the First Quarter ended June 30, 2006 (Consolidated)

July 26, 2006

Nomura Research Institute, Ltd. (Code Number: 4307
(URL http://www.nri.co.jp/) Tokyo Stock Exchange, First Section)

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hiroyuki Fujiwara
Treasurer
Tel.: (045) 333-8100

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.

(2) Change in the accounting method compared to the most recently released consolidated report: Not applicable.

(3) Changes in scope of consolidation and application of equity method: Applicable.
Consolidated (Exception): 1

2. Summary of Business Results (April 1, 2006 through June 30, 2006)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended June 30, 2006	¥68,383 million (12.7%)	¥8,220 million (31.2%)	¥9,376 million (37.8%)	¥5,647 million (42.6%)
Three Months ended June 30, 2005	¥60,664 million (13.9%)	¥6,267 million (17.4%)	¥6,804 million (18.0%)	¥3,961 million (15.5%)
(For reference) Year ended March 31, 2006	¥285,585 million	¥36,469 million	¥38,252 million	¥22,518 million

	Net Profit per Share	Net Profit per Share (fully diluted)
Three Months ended June 30, 2006	¥139.02	138.83
Three Months ended June 30, 2005	¥88.14	¥88.13
(For reference) Year ended March 31, 2006	¥519.72	¥519.31

(Note) The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable quarter of the prior year.

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Three Months ended June 30, 2006	¥273,204 million	¥200,978 million	73.6%	¥4,947.20
Three Months ended June 30, 2005	¥297,229 million	¥228,210 million	76.8%	¥5,082.35
(For reference) Year ended March 31, 2006	¥311,786 million	¥209,301 million	67.1%	¥5,152.73

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Three Months ended June 30, 2006	-¥1,719 million	¥4,083 million	-¥3,523 million	¥49,566 million
Three Months ended June 30, 2005	¥3,575 million	-¥8,826 million	-¥4,532 million	¥28,937 million
(For reference) Year ended March 31, 2006	¥48,875 million	¥17,853 million	-¥54,828 million	¥50,752 million

3. Forecast of Consolidated Business Results (for the year from April 1, 2006 through March 31, 2007)

	Sales	Operating Profit	Current Profit	Net Profit
Interim	¥142,000 million	¥19,000 million	¥20,500 million	¥12,300 million
Annual	¥300,000 million	¥40,000 million	¥42,500 million	¥25,500 million

(Reference)
Estimated net profit per share (annual): 627.70 yen

* *There were changes in the forecast of business results.*
Please refer to the press release entitled "Revision of Financial Results Forecast for the Fiscal Year Ended March 31, 2007", which was announced today.

File No.82-34673

NRI

RECEIVED
2006 AUG 18 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1st Quarter FY March 2007
Financial Results

Nomura Research Institute, Ltd.

July 26, 2006

I. 1Q FY March 2007 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	1Q FY Mar.2006 (Apr.2005-Jun.2005)	1Q FY Mar.2007 (Apr.2006-Jun.2006)	YoY		FY Mar.2006 (Apr.2005-Mar.2006)
	Amount	Amount	Diff.	Change (%)	Amount
Sales	60,664	68,383	7,718	12.7	285,585
Operating Profit	6,267	8,220	1,953	31.2	36,469
Net Income	3,961	5,647	1,686	42.6	22,518
Operating Profit Margin	10.3%	12.0%	1.7P		12.8%
Earnings per Share	JPY88.14	JPY 139.02	JPY 50.89	57.7	JPY 519.72

(2) Sales by sector

(Unit: JPY million)

	1Q FY Mar.2006 (Apr.2005-Jun.2005)		1Q FY Mar.2007 (Apr.2006-Jun.2006)		YoY		FY Mar.2006 (Apr.2005-Mar.2006)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Financial	35,771	59.0	42,878	62.7	7,106	19.9	178,168	62.4
Distribution	11,776	19.4	11,659	17.1	△116	△1.0	49,681	17.4
Other Private	9,159	15.1	7,935	11.6	△1,223	△13.4	36,720	12.9
Public	3,957	6.5	5,909	8.6	1,952	49.3	21,014	7.4
Total	60,664	100.0	68,383	100.0	7,718	12.7	285,585	100.0
*Sales by major counterparties within the foregoing amounts								
Nomura Holdings	14,632	24.1	19,926	29.1	5,293	36.2	88,725	31.1
SEVEN & i HOLDINGS	8,658	14.3	8,013	11.7	△644	△7.4	34,907	12.2

*Figures, in principle, include sales to subsidiaries. Sales via leasing and other companies include sales to customers ultimately receiving services and other products. These figures were calculated starting in the FY March 2006, but figures in the 1Q FY March 2006 were also calculated retroactively.

*Amounts of less than JPY million were rounded down.

(3) Sales and Operating Profit by segment

System Solution Services

(Unit: JPY million)

	1Q FY Mar.2006 (Apr.2005 - Jun.2005)		1Q FY Mar.2007 (Apr.2006 - Jun.2006)		YoY		FY Mar.2006 (Apr.2005 - Mar.2006)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
System Development & System Application Sales	22,644	37.3	25,398	37.1	2,754	12.2	104,395	36.6
System Management & Operations	25,007	41.2	26,626	38.9	1,618	6.5	106,212	37.2
Product Sales	3,190	5.3	5,170	7.6	1,979	62.0	30,392	10.6
Sales	50,842	83.8	57,195	83.6	6,352	12.5	241,000	84.4
Operating Profit	5,665		7,382		1,716	30.3	31,332	
Operating Profit Margin	11.1%		12.9%		1.8P		13.0%	

Consulting & Knowledge Services

(Unit: JPY million)

	1Q FY Mar.2006 (Apr.2005- Jun.2005)		1Q FY Mar.2006 (Apr.2006- Jun.2006)		YoY		FY Mar.2006 Apr.2005 - Mar.2006	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Sales	9,821	16.2	11,187	16.4	1,366	13.9	44,584	15.6
Operating Profit	601		822		220	36.7	5,158	
Operating Profit Margin	6.1%		7.3%		1.2P		11.6%	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	1Q FY Mar.2006 (Apr.2005-Jun.2005)	1Q FY Mar.2007 (Apr.2006-Jun.2006)	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application Sales	30,843	35,371	4,528	14.7
System Management & Operations	4,938	7,319	2,381	48.2
Product Sales	3,190	4,148	957	30.0
System Solution Services	38,972	46,840	7,867	20.2
Consulting & Knowledge Services	9,277	11,357	2,080	22.4
Total	48,249	58,197	9,948	20.6

Order Backlog

(Unit: JPY million)

	At the end of Jun.2005	At the end of Jun.2006	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application Sales	22,175	30,669	8,493	38.3
System Management & Operations	67,881	73,303	5,421	8.0
System Solution Services	90,056	103,972	13,915	15.5
Consulting & Knowledge Services	15,483	17,848	2,365	15.3
Total	105,540	121,821	16,280	15.4

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	1Q FY Mar.2006 (Apr.2005-Jun.2005)		1Q FY Mar.2007 (Apr.2006-Jun.2006)		YoY		FY Mar.2006 (Apr.2005-Mar.2006)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
System Development & System Application Sales	11,099	59.0	12,880	62.7	1,781	16.0	50,566	62.0
System Management & Operations	5,454	30.6	5,837	31.9	383	7.0	25,561	34.1
System Solution Services	16,553	45.2	18,717	48.2	2,164	13.1	76,128	48.6
Consulting & Knowledge Services	2,423	37.6	2,760	39.2	337	13.9	11,207	38.7
Total	18,976	44.0	21,478	46.8	2,502	13.2	87,335	47.1
(Subcontracting Costs to China)	2,062	10.9	2,440	11.4	377	18.3	10,019	11.5

* Subcontracting costs to China & Percentage in total subcontracting costs

*Amounts of less than JPY million were rounded down.

(6) Cash Flow

(Unit: JPY million)

	1Q FY Mar.2006 (Apr.2005-Jun.2005)	1Q FY Mar.2007 (Apr.2006-Jun.2006)	YoY		FY Mar.2006 (Apr.2005-Mar.2006)
	Amount	Amount	Diff.	Change (%)	Amount
Income before income taxes	6,560	9,383	2,822	43.0	37,535
Gain/Loss from non-operating activities	(507)	(1,147)	(639)	126.0	(1,706)
Extraordinary gain/loss	251	7	(243)	(97.0)	717
Depreciation and amortization	3,110	4,024	913	29.4	16,574
Accounts receivable and other receivable, net of advance payments received	7,731	1,656	(6,075)	(78.6)	10,511
Allowance	(5,689)	(5,219)	469	(8.3)	928
Other	3,314	1,296	(2,017)	(60.9)	1,505
Subtotal	**14,771**	**10,001**	**(4,769)**	**(32.3)**	**66,066**
Interest and dividends received	497	811	314	63.2	1,180
Income taxes paid	(11,693)	(12,532)	(839)	7.2	(18,371)
Operating Activities	**3,575**	**(1,719)**	**(5,294)**	**-**	**48,875**
· Acquisition of property and equipment	(1,195)	(1,279)	(84)	7.0	(9,799)
Increase in software and other intangibles	(2,029)	(2,277)	(247)	12.2	(8,211)
Subtotal: Capital expenditure	**(3,225)**	**(3,557)**	**(332)**	**10.3**	**(18,011)**
Increase in time deposits	(45)	(49)	(4)	9.9	(6,778)
Proceeds from time deposits	-	47	47	-	6,523
Increase in investment securities	(9,679)	(3,000)	6,679	(69.0)	(30,300)
Proceeds from sales and redemption of investment securities	4,052	10,621	6,569	162.1	65,812
Other	70	21	(49)	(69.6)	608
Investing Activities	**(8,826)**	**4,083**	**12,910**	**-**	**17,853**
Free Cash Flow	**(5,250)**	**2,364**	**7,615**	**-**	**66,729**
(Free Cash Flow except Cash management purpose investment)	588	(5,067)	(5,656)	-	22,672
Net repayment of long-term debt	(60)	(60)	-	-	(840)
Purchase of treasury stock	(1,000)	52	1,052	-	(48,147)
Cash dividends paid	(3,472)	(3,516)	(43)	1.3	(5,840)
Financing Activities	**(4,532)**	**(3,523)**	**1,009**	**(22.3)**	**(54,828)**
Effect of exchange rate changes on Cash and cash equivalents	**43**	**(27)**	**(70)**	**-**	**174**
Net increase in Cash and cash equivalents	**(9,740)**	**(1,186)**	**8,553**	**(87.8)**	**12,075**
Cash and cash equivalents at beginning of year	**38,677**	**50,752**	**12,075**	**31.2**	**38,677**
Cash and cash equivalents at end of year	**28,937**	**49,566**	**20,629**	**71.3**	**50,752**
Cash and cash equivalents + Cash Management purpose investment	**104,322**	**67,829**	**(36,492)**	**(35.0)**	**76,432**

*Amounts of less than JPY million were rounded down.

I. 1Q FY March 2007 Financial Results (Consolidated)

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

	1Q FY Mar.2006 (Apr.2005-Jun.2005)	1Q FY Mar.2007 (Apr.2006-Jun.2006)	YoY		FY Mar.2006 (Apr.2005-Mar.2006)
	Amount	Amount	Diff.	Change (%)	Amount
Increase in time deposits	(45)	(49)	(4)	9.9	(6,778)
Proceeds from time deposits	-	47	47	-	6,523
Increase in investment securities	(9,677)	(2,995)	6,681	(69.0)	(20,270)
Proceeds from sales and redemption of investment securities	3,882	10,430	6,547	168.6	64,582
(Total) Cash management purpose investment	(5,839)	7,432	13,271	-	44,056

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	FY Mar.2006 (Apr.2005 - Jun.2005)	FY Mar.2007 (Apr.2006 - Jun.2006)	YoY		FY Mar.2006 (Apr.2005 - Mar.2006)
	Amount	Amount	Diff.	Change (%)	Amount
Tangible	1,371	909	(462)	(33.7)	10,038
Intangible	1,985	2,346	361	18.2	8,305
Total	3,357	3,256	(100)	(3.0)	18,343

(8) Depreciation and Amortization

(Unit: JPY million)

	1Q FY Mar.2006 (Apr.2005-Jun.2005)	1Q FY Mar.2007 (Apr.2006-Jun.2006)	YoY		FY Mar.2006 (Apr.2005 - Mar.2006)
	Amount	Amount	Diff.	Change (%)	Amount
Tangible	1,341	1,481	140	10.4	6,278
Intangible	1,769	2,542	773	43.7	10,295
Total	3,110	4,024	913	29.4	16,574

(9) R&D Expenditure

(Unit: JPY million)

	1Q FY Mar.2006 (Apr.2005-Jun.2005)	1Q FY Mar.2007 (Apr.2006-Jun.2006)	YoY		FY Mar.2006 (Apr.2005 - Mar.2006)
	Amount	Amount	Diff.	Change (%)	Amount
System Solution Services	255	238	(17)	(6.8)	1,312
Consulting & Knowledge Services	211	156	(54)	(25.9)	1,189
Total	466	394	(72)	(15.5)	2,501

*Amounts of less than JPY million were rounded down.

II. FY March 2007 Financial Results Forecasts (Consolidated)

(1) Highlights

(Unit: JPY billion)

	FY Mar.2006 (Results)	FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	285.5	300.0	14.4	5.0
Operating Profit	36.4	40.0	3.5	9.7
Net Income	22.5	25.5	2.9	13.2
Operating Profit Margin	12.8%	13.3%	0.5P	
Earnings per share	JPY519.72	JPY 627.70	JPY 107.97	20.8
1st Half	JPY50.00	JPY 70.00	JPY 20.00	40.0
Fiscal Year	JPY 90.00	JPY 100.00	JPY 10.00	11.1
Dividends per share	JPY 140.00	JPY 170.00	JPY 30.00	21.4
Dividend payout ratio	26.2%	27.1%	0.9P	

[1st Half]

	1st half FY Mar.2006 (Results)	1st half FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	132.5	142.0	9.4	7.2
Operating Profit	16.4	19.0	2.5	15.4
Net Income	10.3	12.3	1.9	18.6
Operating Profit Margin	12.4%	13.4%	1.0P	

[2nd Half]

	2nd half FY Mar.2006 (Results)	2nd half FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	153.0	158.0	4.9	3.2
Operating Profit	20.0	21.0	0.9	5.0
Net Income	12.1	13.2	1.0	8.7
Operating Profit Margin	13.1%	13.3%	0.2P	

(2) Sales by sector

(Unit: JPY billion)

	FY Mar.2006 (Results)		FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial	178.1	62.4	191.0	63.7	12.8	7.2
Distribution	49.6	17.4	50.0	16.7	0.3	0.6
Other private	36.7	12.9	34.0	11.3	(2.7)	(7.4)
Public	21.0	7.4	25.0	8.3	3.9	19.0
Total	285.5	100.0	300.0	100.0	14.4	5.0

[1st Half]

	1st half FY Mar.2006 (Results)		1st half FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial	79.8	60.3	89.5	63.0	9.6	12.0
Distribution	24.6	18.6	24.5	17.3	(0.1)	(0.5)
Other private	18.8	14.2	16.5	11.6	(2.3)	(12.4)
Public	9.1	6.9	11.5	8.1	2.3	25.5
Total	132.5	100.0	142.0	100.0	9.4	7.2

[2nd Half]

	2nd half FY Mar.2006 (Results)		2nd half FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial	98.2	64.2	101.5	64.2	3.2	3.3
Distribution	25.0	16.4	25.5	16.1	0.4	1.7
Other private	17.8	11.7	17.5	11.1	(0.3)	(2.1)
Public	11.8	7.7	13.5	8.5	1.6	13.9
Total	153.0	100.0	158.0	100.0	4.9	3.2

(3) Sales by segment

(Unit: JPY billion)

	FY Mar.2006 (Results)		FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	104.3	36.6	116.0	38.7	11.6	11.1
System Management & Operations	106.2	37.2	111.0	37.0	4.7	4.5
Product Sales	30.3	10.6	26.0	8.7	(4.3)	(14.5)
System Solution Services	241.0	84.4	253.0	84.3	11.9	5.0
Consulting & Knowledge Services	44.5	15.6	47.0	15.7	2.4	5.4
Total	285.5	100.0	300.0	100.0	14.4	5.0

[1st Half]

	1st half FY Mar.2006 (Results)		1st half FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	49.4	37.3	52.5	37.0	3.0	6.2
System Management & Operations	51.1	38.6	54.5	38.4	3.3	6.5
Product Sales	10.6	8.0	12.0	8.5	1.3	13.0
System Solution Services	111.2	83.9	119.0	83.8	7.7	7.0
Consulting & Knowledge Services	21.2	16.1	23.0	16.2	1.7	8.0
Total	132.5	100.0	142.0	100.0	9.4	7.2

[2nd Half]

	2nd half FY Mar.2006 (Results)		2nd half FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	54.9	35.9	63.5	40.2	8.5	15.5
System Management & Operations	55.0	36.0	56.5	35.8	1.4	2.7
Product Sales	19.7	12.9	14.0	8.9	(5.7)	(29.2)
System Solution Services	129.7	84.8	134.0	84.8	4.2	3.2
Consulting & Knowledge Services	23.2	15.2	24.0	15.2	0.7	3.0
Total	153.0	100.0	158.0	100.0	4.9	3.2

(4) Capital Expenditure

(Unit: JPY billion)

	FY Mar 2006 (Results)	FY Mar 2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	10.0	21.0	10.9	109.2
Intangible	8.3	15.0	6.6	80.6
Total	18.3	36.0	17.6	96.3

(5) Depreciation & Amortization

(Unit: JPY billion)

	FY Mar 2006 (Results)	FY Mar 2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	16.5	17.5	0.9	5.6

(6) R&D Expenditure

(Unit: JPY billion)

	FY Mar 2006 (Results)	FY Mar 2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	2.5	3.4	0.8	35.9

* Nomura Research Institute, Ltd. revised the financial results forecast for the fiscal year ended March 31, 2007 on July 26, 2006.

NEWS RELEASE

Revision of Financial Results Forecast for the Fiscal Year Ended March 31,2007

RECEIVED
2006 AUG 18 P 1:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 26, 2006
Nomura Research Institute, Ltd.

Nomura Research Institute,Ltd.(NRI) announced today, it revised the financial results forecast for the fiscal year ended March 31, 2007 (we announced on April 27, 2006).

1. Reasons for Revision
Financial results in the first quarter of the current fiscal year (April 1, 2006 through June 30, 2006) were stronger than expected, fueled by the strength of business with the financial services industry. It is also expected that systems development and product sales, mainly to the financial services industry, will exceed initial predictions from the second quarter and after, leading to further revisions of financial results forecasts.

2. Consolidated Financial Results Forecast for the fiscal year ended March 31, 2007
(1) Fiscal year (Unit: million Yen)

	Sales	Operating Profit	Net Income
Previous Forecast (A)	290,000	37,000	23,000
Current Forecast (B)	300,000	40,000	25,500
Increase/Decrease (B - A)	10,000	3,000	2,500
Changes (%)	3.4	8.1	10.9
(cf.) Results for the Year ended March 31, 2006	285,585	36,469	22,518

(2) 1st Half

	Sales	Operating Profit	Net Income
Previous Forecast (A)	135,000	17,000	10,800
Current Forecast (B)	142,000	19,000	12,300
Increase/Decrease (B - A)	7,000	2,000	1,500
Changes (%)	5.2	11.8	13.9
(cf.) Results for the Year ended March 31, 2006	132,502	16,460	10,370

(Note)
Sales and profit forecast in this report are based on information available to management at the time this report was prepared. As such,this forecast contains risk and uncertainty. Readers should be aware that actual sales and profits may differ from this forecast.

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-5533-3277
E-mail: ir@nri.co.jp

To List of Press Releases

[Summary Translation]

July 26, 2006

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization and Relocation of Employees

1. Modification of Organization (effective as of August 1, 2006)

   Major point of modification is as follows:

   (1) New Distribution Systems Promotion Division will be established in Distribution Systems Division, which will be composed of five divisions and five offices.

2. Relocation of Employees (as of August 1)

   The names of four Employees and their new and former posts are listed.

[Contact]
Mr. Nomura, Mr. Obara
Public Relations Division
Tel: 03-5533-3210
E-mail: kouhou@nri.co.jp

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Reports on State of Purchase of Own Shares

Reports on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on January 13, February 9, March 10, April 10, May 11, June 9 and July 10, 2006. Such reports are available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Report of Change in Substantial Shareholding

A Report of Change in Substantial Shareholding concerning change in shareholding ratio of the Company with respect to shares of JAFCO Co., Ltd. has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on February 20, 2006. A report of change in substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any change in substantial shareholding by a Japanese company. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Amendments to Report of Substantial Shareholding

Amendments to eight Reports of Substantial Shareholding have been submitted to the Director of the Kanto Local Finance Bureau through EDINET on February 21, 2006 in order to amend the Reports of Substantial Shareholding that were supposed to be filed as Reports of Change in Substantial Shareholding.

Annual Securities Report

The Annual Securities Report for the 41st fiscal year (from April 1, 2005 through March 31, 2006) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on June 26, 2006 and sets for the following information:

PART ONE CORPORATE INFORMATION

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.